PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 21, 2002)

13,000,000 Upper DECSSM

Capital One Financial Corporation

6.25% Upper DECSSM

      This is an offering of Upper DECS of Capital One Financial Corporation.

      Each Upper DECS has a stated amount of $50 and will initially consist of (a) a forward purchase contract under which you will agree to purchase shares of common stock of Capital One Financial Corporation for $50 on May 17, 2005 (or earlier upon specified events as described in this prospectus supplement involving a decline in the regulatory capital levels of our principal bank subsidiary), and (b) a senior note with a principal amount of $50. The senior note will initially be held as a component of your Upper DECS and be pledged to secure your obligation to purchase our common stock under the related forward purchase contract.

      We will make quarterly interest payments on the senior note at the initial annual rate of 6.25%. The interest rate on the senior note will be reset, and the senior note remarketed, as described in this prospectus supplement. The senior notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The Upper DECS will be sold in a minimum number of 20 Upper DECS.

      On April 17, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $63.91 per share.

      We have applied to list the Upper DECS on the New York Stock Exchange under the symbol “COF C.”

      These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the FDIC or any other governmental agency or instrumentality.

     Investing in the Upper DECS involves risks. See “Risk Factors” beginning on page S-19 of this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Upper DECS	Total

Public offering price	$50.00	$650,000,000
Underwriting discount	$1.50	$19,500,000
Proceeds to Capital One, before expenses	$48.50	$630,500,000

      The public offering price stated above does not include accrued interest, if any. Interest on the senior notes will accrue from the date of original issuance of the Upper DECS, expected to be April 23, 2002, and a purchaser must pay interest that has accrued from the date of issuance to the date of delivery if the Upper DECS are delivered after April 23, 2002.

      To the extent the underwriters sell more than 13,000,000 Upper DECS, the underwriters have the option to purchase up to an additional 1,950,000 Upper DECS from us at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the Upper DECS in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about April 23, 2002.

Sole Book-Running Manager	Joint Lead Manager
Salomon Smith Barney	Credit Suisse First Boston

Banc of America Securities LLC

Lehman Brothers

JPMorgan

          April 17, 2002

SM Service mark of Salomon Smith Barney Inc.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the securities we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, including securities other than those we are offering in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

      It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page 3 of the accompanying prospectus.

      We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

SUMMARY

      The following information supplements, and should be read together with, the information contained in other parts of this prospectus supplement and in the prospectus to which it relates. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Upper DECS. You should read this prospectus supplement and the accompanying prospectus carefully to understand fully the terms of the Upper DECS as well as the tax and other considerations that are important to you in making a decision about whether to invest in the Upper DECS. You should pay special attention to the “Risk Factors” section beginning on page S-19 of this prospectus supplement to determine whether an investment in the Upper DECS is appropriate for you.

      Unless the context requires otherwise, references to “Capital One,” “we,” “our” or “us” refer to Capital One Financial Corporation, a Delaware corporation, and its consolidated subsidiaries.

Capital One

      We are a corporation incorporated in Delaware on July 21, 1994. Our subsidiaries market a variety of financial products and services to consumers using our proprietary information-based strategy, which we refer to as IBS and which is described in more detail in the accompanying prospectus. Our common stock is listed on the New York Stock Exchange, which we refer to as NYSE, under the symbol “COF” and is included in the Standard & Poor’s 500 Index. Our principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, our telephone number is (703) 205-1000 and our internet address is http://www.capitalone.com. The information on our web site is not part of this prospectus supplement or the accompanying prospectus.

      Our predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and we, through our subsidiaries, are one of the oldest continually operating bank card issuers in the United States. As of March 31, 2002, we, through our subsidiaries, had 46.6 million accounts and $48.6 billion managed consumer loans outstanding. We, through our subsidiaries, are among the eight largest issuers of Visa and MasterCard credit cards in the United States based on managed credit card loans as of December 31, 2001. The success of our IBS, which we initiated in 1988, in addition to credit card industry dynamics, has been the foundation of our growth in terms of managed credit card loans and accounts. As of March 31, 2002, we had total reported assets of $31.3 billion, total reported liabilities of $27.6 billion and total stockholders’ equity of $3.7 billion. See “Capital One Financial Corporation” in the accompanying prospectus.

Capital One Bank

      Our principal subsidiary is Capital One Bank, which we call the Bank. The Bank, a member of the Federal Reserve System, was incorporated in May 1994 and is a limited-purpose Virginia state-chartered credit card bank that offers credit card products. The Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, the Board of Governors of the Federal Reserve System, or the FRB, the Federal Reserve Bank of Richmond and the FDIC. For a discussion of the capital categories and regulatory capital ratios applicable to the Bank, see “Capital One Financial Corporation — Capital One Bank” and “— Supervision, Regulation and Other Matters” in the accompanying prospectus.

      Our principal asset is our equity interest in the Bank. As of March 31, 2002, the Bank constituted approximately 72% of our managed assets. The Bank offers a variety of credit card products, including Visa and MasterCard brands, Platinum and Gold premium label cards, secured and unsecured standard product cards, and United States and international offerings, with a current focus on the United Kingdom, Canada and France.

Capital One, F.S.B.

      We also have a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call the Savings Bank. We established the Savings Bank in June 1996 to expand the product offerings and our relationship with our cardholders. The Savings Bank currently offers a variety of credit card and installment loan products. Through the Savings Bank, we expect to offer multiple financial products and services to existing cardholders and other households by applying our information-based strategy and existing information technology systems.

      The Bank has filed applications with the FRB and the Bureau of Financial Institutions of the Virginia State Corporation Commission seeking to merge the Bank and the Savings Bank. If approved, the Bank would be the surviving institution, and would, concurrently with the merger, convert from a state-chartered limited-purpose credit card bank to a state-chartered savings bank. The resulting institution would retain the name “Capital One Bank,” as well as its membership in the Federal Reserve System.

Recent Developments

      On January 30, 2002, we issued $300 million aggregate principal amount of senior debt with a maturity date of February 1, 2007 and an interest rate of 8 3/4% per annum. See “Description of Debt Securities” in the accompanying prospectus.

      On April 16, 2002, we announced earnings for the first quarter of 2002 of $188.0 million, compared with earnings of $143.6 million in the comparable period in the prior year. During the first quarter of 2002, we added 2.8 million net new accounts, bringing total accounts to 46.6 million. Managed consumer loan balances increased by $3.3 billion during the first quarter of 2002 to $48.6 billion. Total revenue, defined as managed net interest and non-interest income, increased to $2.1 billion during the first quarter of 2002, compared to $1.9 billion in the fourth quarter of 2001. The managed net charge-off rate was 4.00% for the three months ended March 31, 2002, as compared to 4.42% for the three months ended December 31, 2001. The managed delinquency rate (30+ days) decreased to 4.80% as of March 31, 2002, compared with 4.95% as of December 31, 2001. Our managed net interest margin increased to 8.87% in the first quarter of 2002 from 8.68% in the fourth quarter of 2001 primarily because of a decrease in our cost of funds. Contributing to the growth in accounts and managed loans during the quarter was an increase in marketing expense to $353.5 million from $301.2 million in the fourth quarter of 2001 and $231.2 million in the comparable period in the prior year. Annualized operating expenses per account declined in the first quarter of 2002 to $71 from $74 in the fourth quarter of 2001.

Selected Consolidated Financial Data

      The following table sets forth our selected consolidated financial data as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and consolidated financial statements and the accompanying notes included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

      We periodically securitize and sell consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from our balance sheet. We record gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale. The information in the following table under “Managed Loan Data” includes receivables sold in credit card securitization transactions and our on-balance sheet loan portfolio.

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Dollars in thousands, except for per share and ratio data)
Income Statement Data:
Interest income	$2,834,397	$2,389,902	$1,593,484	$1,111,536	$717,985
Interest expense	1,171,007	801,017	540,882	424,284	341,849

Net interest income	1,663,390	1,588,885	1,052,602	687,252	376,136
Provision for loan losses	989,836	718,170	382,948	267,028	262,837

Net interest income after provision for loan losses	673,554	870,715	669,654	420,224	113,299
Non-interest income	4,419,893	3,034,416	2,372,359	1,488,283	1,069,130
Non-interest expense	4,058,027	3,147,657	2,464,996	1,464,586	876,976

Income before income taxes	1,035,420	757,474	577,017	443,921	305,453
Income taxes	393,455	287,840	213,926	168,690	116,072

Net income	$641,965	$469,634	$363,091	$275,231	$189,381

Per Common Share:
Basic earnings per share	$3.06	$2.39	$1.84	$1.40	$0.96
Diluted earnings per share	$2.91	$2.24	$1.72	$1.32	$0.93
Balance Sheet Statistics (period-end):
Securities	$3,467,449	$1,859,029	$1,968,853	$2,080,980	$1,475,354
Consumer loans	20,921,014	15,112,712	9,913,549	6,157,111	4,861,687
Allowance for loan losses	(840,000)	(527,000)	(342,000)	(231,000)	(183,000)
Total assets	28,184,047	18,889,341	13,336,443	9,419,403	7,078,279
Interest-bearing deposits	12,838,968	8,379,025	3,783,809	1,999,979	1,313,654
Shareholders’ equity	3,323,478	1,962,514	1,515,607	1,270,406	893,259

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Dollars in thousands, except for per share and ratio data)
Managed Loan Data:
Total loans (average)	$35,612,317	$22,634,862	$18,046,913	$15,209,537	$13,007,182
Interest income	5,513,166	4,034,882	3,174,057	2,583,872	2,045,967
Yield	15.48	17.83	17.59	16.99	15.73
Total loans (period-end)	45,263,963	29,524,026	20,236,588	17,395,126	14,231,015
Delinquency(1)	4.95	5.23	5.23	4.70	6.20
Net charge-off rate(2)	4.04	3.90	3.85	5.33	6.59
Selected Financial Ratios:
Return on average reported assets	2.75	3.09	3.28	3.30	2.88
Return on average shareholders’ equity	23.08	27.61	25.79	25.30	22.98
Managed net interest margin	9.04	10.71	10.83	9.91	8.81
Earnings to fixed charges:
Including interest on deposits	1.87	1.91	2.05	2.02	1.87
Excluding interest on deposits	2.88	2.48	2.39	2.21	1.99
Earnings to combined fixed charges and preferred stock dividends:
Including interest on deposits	1.87	1.91	2.05	2.02	1.87
Excluding interest on deposits	2.88	2.48	2.39	2.21	1.99
Consolidated Capital Ratios(3):
Capital to managed assets	6.52%	6.19%	6.83%	6.64%	6.03%

(1)	Delinquencies represent loans which were 30 days or more past-due at period-end as a percentage of managed receivables.
(2)	Net charge-offs reflect actual principal amounts charged off, less recoveries, as a percentage of average receivables for the period.
(3)	The Bank and the Savings Bank had the following capital ratios as of December 31, 2001, 2000 and 1999:

	Bank			Savings Bank

	2001	2000	1999	2001	2000	1999

Tier 1 risk-based capital ratio	12.95%	9.30%	10.64%	9.27%	8.24%	9.06%
Total risk-based capital ratio	15.12%	11.38%	13.11%	11.21%	10.90%	10.69%
Tier 1 leverage ratio	12.09%	10.02%	11.13%	8.86%	6.28%	8.08%

The Offering — Q & A

What are the Upper DECS?

      Each Upper DECS will be issued in the stated amount of $50 and will initially consist of:

(1)	a forward purchase contract under which you will agree to purchase, and we will agree to sell, for $50, shares of our common stock on May 17, 2005 (or earlier, if the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations, on the date that is 23 business days after that determination, each of which dates, as applicable, we call the stock purchase date); we will determine the number of shares you will purchase based on an average trading price of our common stock for a period preceding the relevant stock purchase date, calculated in the manner described below; and

(2)	a senior note due May 17, 2007, with a principal amount of $50, on which we will pay interest quarterly at the initial annual rate of 6.25% until a successful remarketing of the senior notes and at the reset rate, as described below, after that date if the senior notes are successfully remarketed.

      You will own the senior notes that are a component of the Upper DECS, but the senior notes will initially be pledged to us to secure your obligations under the forward purchase contracts.

      Each holder of Upper DECS may elect at any time to withdraw the pledged senior notes or, after the remarketing described below, treasury securities underlying the Upper DECS, creating “Stripped DECS.” A holder might consider it beneficial either to hold the senior notes directly or to realize income from their sale. To create a Stripped DECS, the holder must substitute, as pledged securities, specifically identified treasury securities that will pay $50 on or before May 17, 2005, which is the amount due under the forward purchase contract. If a holder substitutes pledged securities in this way, the pledged senior notes or treasury securities will be released from the pledge agreement and delivered to the holder. Holders of Stripped DECS may recreate Upper DECS by re-substituting the senior notes or, after the remarketing, applicable treasury securities for the treasury securities underlying the Stripped DECS.

      We will not initially list either the Stripped DECS or the senior notes on any national securities exchange. If either of these securities are separately traded to a sufficient extent that they meet applicable exchange listing requirements, we will attempt to list these securities on the exchange on which the Upper DECS are then listed.

      If the senior notes are successfully remarketed as described in this prospectus supplement, the applicable ownership interest in the treasury securities purchased with the proceeds of the remarketed senior notes will replace the senior note as a component of each Upper DECS and will be pledged to us to secure your obligations under the forward purchase contract.

What are the forward purchase contracts?

      The forward purchase contract underlying an Upper DECS obligates you to purchase, and us to sell, for $50, on the relevant stock purchase date, a number of newly issued shares of our common stock equal to the settlement rate described below. We will base the settlement rate on an average trading price of our common stock for a period preceding that date, calculated in the manner described below.

What is the settlement rate?

      The settlement rate is the number of newly issued shares of our common stock that we are obligated to sell and you are obligated to buy upon settlement of a forward purchase contract on the relevant stock purchase date.

      The settlement rate for each forward purchase contract will be as follows, subject to adjustment under specified circumstances:

•	if the applicable market value, determined as described below, of our common stock is equal to or greater than $78.61, the settlement rate will be 0.6361 shares of our common stock per forward purchase contract;

•	if the applicable market value, determined as described below, of our common stock is less than $78.61 but greater than $63.91, the settlement rate will be equal to $50 divided by the applicable market value of our common stock per forward purchase contract; and

•	if the applicable market value, determined as described below, of our common stock is less than or equal to $63.91, the settlement rate will be 0.7824 shares of our common stock per forward purchase contract.

      “Applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the relevant stock purchase date.

      At the option of each holder, a forward purchase contract may be settled early by the early delivery of cash to the forward purchase contract agent, as described below, in which case 0.6361 shares of our common stock will be issued per forward purchase contract.

What payments will we make to holders of the Upper DECS and the senior notes?

      If you hold Upper DECS, we will pay you interest on the senior notes at the initial annual rate of 6.25% of the principal amount of $50 per senior note until a successful remarketing of the senior notes. If your senior notes are successfully remarketed for any reason as described below and you continue to hold an Upper DECS after the remarketing, you will still receive quarterly payments in respect of the Upper DECS after the remarketing in the same amounts that were paid on the senior notes before remarketing to the relevant stock purchase date. If you elect not to participate in the remarketing, after a successful remarketing you will receive interest on your senior notes at the reset rate from the date on which they are successfully remarketed.

      If you hold senior notes separately from the Upper DECS, you will receive the cash interest payable on the senior notes. The senior notes, whether held separately from or as part of the Upper DECS, will initially pay interest at the annual rate of 6.25% of the principal amount of $50 per senior note for the quarterly payments payable on and before the last quarterly payment date before the relevant stock purchase date. If the senior notes are successfully remarketed, we will pay interest on them at the reset rate from the date on which they are successfully remarketed until their maturity on May 17, 2007. If the remarketing agent cannot establish a reset rate meeting the requirements described in this prospectus supplement, the remarketing agent will not reset the interest rate on the senior notes and the interest rate will continue to be the initial annual rate of 6.25%, until the remarketing agent can establish a reset rate meeting the requirements described in this prospectus supplement on a later remarketing date before the relevant stock purchase date. If no successful remarketing occurs before the relevant stock purchase date, the initial rate will be the interest rate through maturity of the senior notes.

What are the payment dates?

      We will pay distributions quarterly in arrears on each February 17, May 17, August 17 and November 17, commencing August 17, 2002.

What is the reset rate?

      In order to facilitate the remarketing of the senior notes at the remarketing price described below, the remarketing agent will reset the rate of interest on the senior notes for the quarterly payments payable on and after the relevant stock purchase date until their maturity on May 17, 2007. The reset rate will be the rate sufficient to cause the then current aggregate market value of all the outstanding senior notes to be equal to at least 100.5% of the remarketing value described below. The remarketing agent will assume for this purpose, even if not true, that all of the senior notes will be remarketed. Resetting the interest rate on the senior notes at this rate should enable the remarketing agent to sell the senior notes in the remarketing and purchase the necessary treasury securities, the proceeds of which will be sufficient to settle the forward purchase contracts and to pay the quarterly payments on the Upper DECS due through and including May 17, 2005.

      The reset rate will be determined by the remarketing agent on the third business day before February 17, 2005, unless remarketing is accelerated in the event that the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations, as described in this prospectus supplement. If the remarketing agent cannot establish a reset rate meeting these requirements on the remarketing date and, as a result, the senior notes cannot be sold as described below, the interest rate will not be reset and will continue to be the initial rate of the senior notes. However, the remarketing agent will attempt to establish a reset rate meeting these requirements and to remarket the senior notes on the subsequent dates described below. If a reset rate cannot be established on a given date, the remarketing will not occur on that date.

      The reset of the interest rate on the senior notes will not change the quarterly payments due to holders of the Upper DECS through and including May 17, 2005, which, as described above, will be paid in an amount equal to interest on the senior notes at the initial annual rate of 6.25% of $50. For a discussion of the timing of these payments, see “Description of Upper DECS — Acceleration of maturity of forward purchase contracts.”

      A “business day” means any day other than Saturday, Sunday or any other day on which banking institutions and trust companies in Chicago, Illinois or the State of New York or at a place of payment are authorized or required by law, regulation or executive order to be closed.

What is remarketing?

      In order to provide holders of Upper DECS with the necessary collateral to be applied to settle their forward purchase contracts, the remarketing agent will sell the senior notes of holders of Upper DECS, other than those electing not to participate in the remarketing, and the remarketing agent will use the proceeds to purchase treasury securities, which the participating holders of Upper DECS will pledge to secure their obligations under the related forward purchase contracts. The cash paid on the pledged treasury securities underlying the Upper DECS of these holders will be used to satisfy the holders’ obligations to purchase our common stock on the relevant stock purchase date. This will be one way for holders of Upper DECS to satisfy their obligations to purchase shares of our common stock under the related forward purchase contracts. Unless a holder elects not to participate in the remarketing as described below, the remarketing agent will remarket the senior notes that are included in the Upper DECS on one or more occasions starting on the remarketing date, which will be the third business day immediately preceding February 17, 2005, unless the remarketing is accelerated in the event that the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations, as described in this prospectus supplement, in each case unless the remarketing agent delays the remarketing to a later date as described below.

      We will enter into a remarketing agreement with a nationally recognized investment banking firm, which will agree to use its commercially reasonable best efforts to sell the senior notes that are included in Upper DECS and that are participating in the remarketing, at a price equal to at least 100.5% of the remarketing value.

      The “remarketing value” will be equal to the sum of:

(1) the value at the remarketing date of a portfolio of treasury securities that will pay, on or before each quarterly payment date falling during the period from and including the successful remarketing date through and including May 17, 2005, an amount of cash equal to the aggregate interest payments that are scheduled to be payable on each relevant quarterly payment date on the senior notes that are participating in the remarketing, assuming for this purpose, even if not true, that the interest rate on the senior notes remains at the initial rate; and

(2) the value at the remarketing date of the amount of treasury securities that will pay, on or before May 17, 2005, an amount of cash equal to $50 for each senior note that is participating in the remarketing.

      The remarketing agent will use the proceeds from the sale of the senior notes included in Upper DECS in a successful remarketing to purchase, in the discretion of the remarketing agent, in open market transactions or at treasury auction, the amount and the types of treasury securities described in (1) and (2) above, which it will deliver through the forward purchase contract agent to the collateral agent to secure the obligations under the related forward purchase contracts of the holders of the Upper DECS whose senior notes participated in the remarketing. The remarketing agent will deduct an amount not exceeding 25 basis points (0.25%) of the total proceeds from the remarketing as a remarketing fee. The remarketing agent will remit the remaining portion of the proceeds, if any, to the holders of the Upper DECS participating in the remarketing.

      Alternatively, a holder of Upper DECS may elect not to participate in the remarketing and retain the senior notes underlying those Upper DECS by delivering the treasury securities described in (1) and (2) above, in the amount and types specified by the remarketing agent, applicable to the holder’s senior notes, to the forward purchase contract agent on the fourth business day before the remarketing date to satisfy its obligation under the related forward purchase contracts. The interest rate on a senior note will be reset to the reset rate regardless of whether the holder of the senior note elects to participate in the remarketing.

What happens if the remarketing agent does not sell the senior notes?

      If, as described above, the remarketing agent cannot establish a reset rate on the remarketing date that will be sufficient to cause the then current aggregate market value of all the outstanding senior notes to be equal to at least 100.5% of the remarketing value, assuming, even if not true, that all of the senior notes will be remarketed, and the remarketing agent cannot sell the senior notes offered for remarketing on the remarketing date at a price equal to at least 100.5% of the remarketing value, determined on the basis of the senior notes being remarketed, the remarketing agent will attempt to establish a reset rate meeting these requirements on each of the two immediately following business days. If the remarketing agent cannot establish a reset rate meeting these requirements on either of those days, it will attempt to establish a reset rate meeting these requirements on each of the three business days immediately preceding the 17th day of each following month until the earlier to occur of (1) a successful remarketing and (2) the relevant stock purchase date. However, if the initial remarketing begins before May 17, 2004, the remarketing agent will attempt to establish a reset rate meeting those requirements on each of the three business days immediately preceding each quarterly payment date falling on or prior to May 17, 2005. We refer to each of these three business day periods as remarketing periods. Any remarketing will be at a price equal to at least 100.5% of the remarketing value.

      If the remarketing agent fails to remarket the senior notes offered for remarketing at the price specified in the preceding paragraph by the business day immediately preceding the relevant stock purchase date, on the relevant stock purchase date we will purchase the senior notes of all holders, except those who elect upon at least three business days’ prior notice (which notice may be provided after the initial remarketing begins and may state that it is contingent upon a failed remarketing) not to sell us their senior notes, at a price per senior note equal to $50. If we purchase senior notes from a holder of Upper DECS who has not otherwise settled its forward purchase contract in cash by the close of business on the business day immediately preceding the relevant stock purchase date, but without regard to the notice requirements otherwise applicable to cash settlement, we will apply the purchase price in satisfaction of the holder’s obligations under the forward purchase contract on the relevant stock purchase date. If we purchase senior notes from a holder of a senior note held separately from an Upper DECS, we will pay the purchase price to the holder on the relevant stock purchase date.

      If the remarketing agent fails to remarket the senior notes by the business day immediately preceding the relevant stock purchase date, any holder of Upper DECS that has elected not to sell its senior notes to us and has not otherwise settled its forward purchase contract in cash by the close of business on the business day immediately preceding the relevant stock purchase date but without regard to the notice requirements otherwise applicable to cash settlement, will be treated as if the holder directed, at our election, either (1) the collateral agent to dispose of the holder’s senior notes in accordance with applicable law and at our direction, or (2) us to retain and cancel the holder’s senior notes pledged as collateral, in either case in satisfaction of the holder’s obligations under the forward purchase contract.

If you are not a party to a forward purchase contract, may you still participate in a remarketing of your senior notes?

      Holders of senior notes that are not included as part of Upper DECS may elect to have their senior notes included in the remarketing in the manner described in “Description of the Upper DECS — Optional remarketing of senior notes which are not included in Upper DECS.” The remarketing agent will use its commercially reasonable best efforts to remarket the separately held senior notes included in the remarketing at a price equal to at least 100.5% of the remarketing value, determined on the basis of the separately held senior notes being remarketed. After deducting its remarketing fee in an amount not exceeding 25 basis points (0.25%) of the total proceeds from the remarketing, the remaining portion of the proceeds, if any, will be remitted to the holders whose separate senior notes were sold in the remarketing. If a holder of senior notes elects to have its senior notes remarketed but the remarketing agent fails to sell the senior notes during any remarketing period, the senior notes will, except as otherwise provided in this prospectus supplement, be promptly returned to the holder following the conclusion of that period.

Besides participating in the remarketing, how else can you satisfy your obligations under the forward purchase contract?

      Besides participating in the remarketing, you may also satisfy your obligations under the forward purchase contract:

•	if you have created Stripped DECS or elected not to participate in the remarketing, by delivering and pledging specified treasury securities in substitution for your senior notes, and applying the cash payments received on the pledged treasury securities, or if there is an acceleration of the relevant stock purchase date as described below, applying treasury securities that mature on May 15, 2005 in an amount equal to $50 for every Stripped DECS held by you;

•	if you hold Upper DECS, by selling your senior notes to us (as a result of failed remarketings);

•	by delivering cash early to the forward purchase contract agent in the manner described in “Description of the Upper DECS — Early settlement” on or prior to the seventh business day preceding May 17, 2005;

•	if we are involved in a merger, acquisition or consolidation before the relevant stock purchase date in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, through an early settlement of the forward purchase contract as described in “Description of the Upper DECS — Early settlement upon cash merger”; or

•	if the stock purchase date has been accelerated in the event that the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations as described in this prospectus supplement:

—	if there has previously been a successful remarketing as described under “Description of Upper DECS — Remarketing” or a tax event redemption as described under “Description of the Senior Notes — Tax event redemption,” through the application of treasury securities that mature on May 15, 2005 in an amount equal to $50 for every Upper DECS held by you, and the remaining treasury securities (of the types described in (1) of the term “remarketing value” above) will (unless you hold Stripped DECS) be released to you; or

—	if there has not previously been a successful remarketing we will (unless you hold Stripped DECS) purchase or foreclose on your senior notes and pay you an amount in cash equal to the value of the treasury securities described in (1) of the term “remarketing value” above, as described in this prospectus supplement.

      In addition, the forward purchase contracts, our related rights and obligations and those of the holders of the Upper DECS, including their obligations to purchase our common stock, will automatically terminate upon the occurrence of particular events involving our bankruptcy, insolvency or reorganization. If the forward purchase contracts are terminated for this reason, the pledged senior notes and securities will be released and distributed to you. If we become the subject of a case under the U.S. bankruptcy code, a delay may occur as a result of the automatic stay under the U.S. bankruptcy code and continue until the automatic stay has been lifted. The automatic stay will not be lifted until the bankruptcy judge agrees to lift it and return your collateral to you. In addition, it is possible that at the conclusion of such a bankruptcy case, the claim represented by the senior notes will receive substantially less than the face amount of such claim or indeed receive no recovery at all.

Under what circumstances will remarketing of the senior notes be accelerated?

      Except as described in this prospectus supplement, the senior notes held by each holder of an Upper DECS will be subject to a remarketing no later than fourteen business days after the date on which the Bank’s capital category is determined to be “adequately capitalized” if that event occurs. See “Capital One Financial Corporation — Supervision, Regulation and Other Matters” in the accompanying prospectus. The senior notes held by each holder of an Upper DECS will be also subject to a remarketing, if they have not previously been remarketed as described in the preceding sentence, no later than seven business days after the date, if applicable, on which the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations, as described in this prospectus supplement.

      In addition, under the terms of the senior notes, Capital One will be required to comply with specified additional covenants that become effective on the date that, and so long as, the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations. See “Description of the Senior Notes — Remarketing.”

      If the remarketing is not successfully completed before the relevant stock purchase date, then we will, under the terms of the remarketing procedures, purchase the senior notes from all holders who do not elect otherwise and use the purchase proceeds to satisfy the holders’ obligations to us in respect of the forward purchase contracts. In addition, we will pay the holders an amount in cash equal to the value of the treasury securities described in (1) of the term “remarketing value” (assuming for purposes of that definition, even if not true, that the accelerated stock purchase date is the date of the successful remarketing).

Under what circumstances will the stock purchase date be accelerated?

      If the Bank’s capital category is determined to be “undercapitalized” or below pursuant to then applicable regulations of the FRB, the stock purchase date under the forward purchase contracts will be accelerated to the date that is 23 business days after that determination (but no later than May 17, 2005). If the senior notes have not been remarketed prior to the date of that determination, the senior notes will be subject to a remarketing no later than the seven business days following that determination, as described above. If the remarketing agent cannot establish a reset rate for the senior notes during three consecutive business days beginning on the accelerated remarketing date, then the remarketing agent will attempt to establish a reset rate during the three business days immediately preceding that accelerated stock purchase date.

Under what circumstances may Capital One redeem the senior notes before they mature?

      If the tax laws change or are interpreted in a way that adversely affects the tax treatment of the senior notes, then we may elect to redeem the senior notes for an amount equal to the price of a portfolio of treasury securities described below or, if we redeem after the earlier of a successful remarketing or May 17, 2005, for an amount equal to the par value of the senior notes plus accrued and unpaid interest, if any. If we redeem the senior notes before a successful remarketing, the collateral agent will use the money received from the redemption to purchase a portfolio of zero-coupon U.S. treasury securities that mature on or before each payment date of the senior notes through May 17, 2005, in an aggregate amount equal to the principal on the senior notes included in Upper DECS and the aggregate interest that would have been due on that payment date on the senior notes included in Upper DECS. These treasury securities will replace the senior notes as the collateral securing your obligations to purchase our common stock under the forward purchase contracts. If we redeem the senior notes, then each Upper DECS will consist of a forward purchase contract for our common stock and an ownership interest in the portfolio of treasury securities.

What is the maturity of the senior notes?

      The senior notes will mature on May 17, 2007.

What are the U.S. federal income tax consequences related to the Upper DECS and senior notes?

      If you purchase Upper DECS in this offering, under the agreements governing the Upper DECS you will be deemed to agree to treat, for U.S. federal income tax purposes, the purchase of an Upper DECS as the purchase of a unit consisting of the senior note and forward purchase contract constituting the Upper DECS. In addition, you agree to treat the senior notes as our indebtedness for all tax purposes. You must allocate the purchase price of the Upper DECS between those senior notes and forward purchase contracts in proportion to their respective fair market values, which will establish your initial tax basis. We expect to report the fair market value of each senior note as $47.47 and the fair market value of each forward purchase contract as $2.53.

      For U.S. federal income tax purposes, we intend to take the position that the senior notes are contingent payment debt instruments subject to the “noncontingent bond method” of accruing original issue discount and under the senior indenture, you will agree to that treatment. As discussed more fully under “United States Federal Income Tax — Senior notes — Original issue discount,” the effects of this method will be (1) to require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the senior notes, (2) for all accrual periods through the last quarterly payment date before the relevant stock purchase date, and possibly after that date, the accrual of interest income by you in excess of distributions actually received by you and (3) generally to result in ordinary rather than capital treatment of any gain or loss on the sale, exchange or disposition of the Upper DECS to the extent attributable to the senior notes.

      Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of Upper DECS or instruments similar to Upper DECS, you are urged to consult your own tax advisor concerning the tax consequences of an investment in Upper DECS. For additional information, see “United States Federal Income Tax.”

Will the Upper DECS be listed on a stock exchange?

      We have applied to list the Upper DECS on the NYSE under the symbol “COF C.” Neither the Stripped DECS nor the senior notes will initially be listed; however, if either of these securities are separately traded to a sufficient extent that they meet applicable exchange listing requirements, we will attempt to cause those securities to be listed on the exchange on which the Upper DECS are then listed.

How does Capital One expect to use the proceeds from this offering?

      We estimate that we will receive net proceeds from this offering of Upper DECS of $630,030,000, after deducting expenses and underwriting discounts and commissions, or $724,605,000 if the underwriters exercise in full their option to purchase additional Upper DECS.

      We anticipate using the aggregate net proceeds from this offering for general corporate purposes, which may include the reduction of short-term indebtedness, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

The Offering — Explanatory diagrams

      The following diagrams demonstrate some of the key features of the forward purchase contracts, Upper DECS, Stripped DECS and the senior notes, and the transformation of Upper DECS into Stripped DECS and senior notes.

Forward purchase contracts

•	Upper DECS and Stripped DECS both include a forward purchase contract under which you agree to purchase shares of our common stock on the relevant stock purchase date.

•	The number of shares to be purchased under each forward purchase contract will depend on the “applicable market value.” The “applicable market value” means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the relevant stock purchase date.

(1)	The “reference price” is $63.91.

(2)	The “threshold appreciation price” is equal to $78.61, which is 123% of the reference price.

(3)	For each of the percentage categories shown, the percentage (expressed as a decimal) of the shares of our common stock to be delivered on the relevant stock purchase date to a holder of Upper DECS or Stripped DECS is determined by dividing

•	the related number of shares of our common stock to be delivered, as indicated in the footnote for each category, by

•	an amount equal to $50, the stated amount of the Upper DECS, divided by the reference price.

(4)	If the applicable market value of our common stock is less than or equal to the reference price, the number of shares of our common stock to be delivered will be calculated by dividing the stated amount of $50 by the reference price.

(5)	If the applicable market value of our common stock is between the reference price and the threshold appreciation price, the number of shares of our common stock to be delivered will be calculated by dividing the stated amount of $50 by the applicable market value.

(6)	If the applicable market value of our common stock is greater than or equal to the threshold appreciation price, the number of shares of our common stock to be delivered will be calculated by dividing the stated amount of $50 by the threshold appreciation price.

Upper DECS

•	An Upper DECS will consist of two components as illustrated below:

•	After remarketing, the Upper DECS will include specified treasury securities in lieu of the senior notes if the remarketing is successful.

•	If you hold an Upper DECS, you own the senior notes and, after remarketing, the treasury securities, but will pledge them to us to secure your obligations under the forward purchase contract.

•	If you hold an Upper DECS, you may also substitute a specified amount of treasury securities for the senior notes if you decide not to participate in the remarketing.

Stripped DECS

•	A Stripped DECS consists of two components as described below:

•	If you hold a Stripped DECS, you own the treasury security but will pledge it to us to secure your obligations under the forward purchase contract. The treasury security is a zero-coupon U.S. treasury security (CUSIP No. 912803AD5) that matures on May 15, 2005.

Senior notes

•	Senior notes will have the terms illustrated below:

•	If you hold a senior note that is a component of an Upper DECS, you have the option to either:

—	allow the senior note to be included in the remarketing process, the proceeds of which will be used to purchase treasury securities, if the remarketing is successful, in which case the proceeds of the treasury securities will be applied to settle the forward purchase contract; or

—	elect not to participate in the remarketing by delivering treasury securities in substitution for the senior note, in which case the proceeds of the treasury securities will be applied to settle the forward purchase contract.

•	If you hold a senior note that is separate and not a component of an Upper DECS, you have the option to either:

—	continue to hold the senior note whose rate has been reset for the quarterly payments payable on and after the relevant stock purchase date; or

—	deliver the senior note to the remarketing agent to be included in the remarketing.

Transforming Upper DECS into Stripped DECS and senior notes

•	To create a Stripped DECS, you may combine the forward purchase contract with the specified zero-coupon U.S. treasury security that matures on May 15, 2005. You will then own the zero-coupon U.S. treasury security but will pledge it to us to secure your obligations under the forward purchase contract.

•	The zero-coupon U.S. treasury security together with the forward purchase contract would then constitute a Stripped DECS. The senior notes or, after remarketing, treasury securities, which were previously a component of the Upper DECS, would be tradable as separate securities.

•	After remarketing, the Upper DECS will include specified U.S. treasury securities in lieu of senior notes.

•	You can also transform Stripped DECS and senior notes or, after remarketing, treasury securities, if the remarketing is successful, into Upper DECS. Following that transformation, the specified zero-coupon U.S. treasury security, which was previously a component of the Stripped DECS, would be tradable as a separate security.

•	You may generally only transform Upper DECS into Stripped DECS and senior notes or, after remarketing, treasury securities, and transform Stripped DECS and senior notes or, after remarketing, treasury securities, into Upper DECS in integral multiples of 20 Upper DECS.

RISK FACTORS

      Investing in the Upper DECS involves risks, including the risks described below that are specific to the Upper DECS and those that could affect us and our business. You should not purchase Upper DECS unless you understand these investment risks. Because an Upper DECS consists of a forward purchase contract to acquire shares of our common stock and a senior note issued by us, you are making an investment decision with regard to our common stock and senior notes, as well as the Upper DECS. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing any Upper DECS, you should carefully consider the following discussion of risks and the other information in this prospectus supplement and the accompanying prospectus, and carefully read the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2001.

You will bear the entire risk of a decline in the price of our common stock.

      The market value of the shares of our common stock that you will receive on the relevant stock purchase date may be materially different from the effective price per share paid by you on the relevant stock purchase date. If the average trading price of our common stock on the relevant stock purchase date is less than $63.91 per share, you will, on the relevant stock purchase date, be required to purchase shares of common stock at a loss. Accordingly, a holder of Upper DECS assumes the entire risk that the market value of our common stock may decline. The market price of our common stock may decline substantially.

You will receive only a portion of any appreciation in our common stock price.

      The aggregate market value of the shares of our common stock that you will receive upon settlement of a forward purchase contract generally will exceed the stated amount of $50 only if the average closing price per share of our common stock over the 20-trading day period preceding settlement equals or exceeds $78.61, which we refer to as the threshold appreciation price. The threshold appreciation price represents an appreciation of 23% over $63.91. Therefore, during the period before the relevant stock purchase date, an investment in the Upper DECS affords less opportunity for equity appreciation than a direct investment in our common stock. If the average closing price exceeds $63.91, which we refer to as the reference price, but falls below the threshold appreciation price, you will realize no equity appreciation on the common stock for the period during which you own the forward purchase contract. Furthermore, if the applicable average closing price exceeds the threshold appreciation price, the value of the shares you will receive under the forward purchase contract will be approximately 81.3% of the value of the shares you could have purchased with $50 at the time of this offering.

The trading price for our common stock, the general level of interest rates and our creditworthiness will directly affect the trading price for the Upper DECS.

      It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Our creditworthiness, operating results and prospects and economic, financial and other factors will affect trading prices of our common stock. In addition, market conditions can affect the capital markets generally, therefore affecting the price of our common stock. These conditions may include the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of our common stock in the market after this offering of the Upper DECS or the perception that those sales could occur. Fluctuations in interest rates may affect the relative value of our common stock underlying the forward purchase contracts and the other components of the Upper DECS, which could, in turn, affect the trading prices of the Upper DECS and our common stock.

You may suffer dilution of our common stock issuable upon settlement of your forward purchase contract.

      The number of shares of our common stock issuable upon settlement of your forward purchase contract will be adjusted only for stock splits and combinations, stock dividends and specified other transactions. The number of shares of our common stock issuable upon settlement of each forward purchase contract will not be adjusted for other events, such as employee stock option grants, offerings of common stock for cash, or acquisitions or other transactions which may adversely affect the price of our common stock. The terms of the Upper DECS do not restrict our ability to offer common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of the Upper DECS in engaging in any offering or transaction.

You will have no rights as a common stockholder.

      Until you acquire shares of our common stock upon settlement of your forward purchase contract, you will have no rights with respect to our common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon settlement of your forward purchase contract, you will be entitled to exercise the rights of a holder of common stock only as to actions for which the record date occurs after the relevant stock purchase date.

Your pledged securities will be encumbered.

      Although holders of Upper DECS will be beneficial owners of the underlying pledged senior notes or treasury securities, the holders will pledge those securities to the collateral agent to secure their obligations under the related forward purchase contracts. Therefore, for so long as the forward purchase contracts remain in effect, holders will not be allowed to withdraw their pledged senior notes or treasury securities from this pledge arrangement, unless they substitute other securities.

The forward purchase contract agreement will not be qualified under the Trust Indenture Act of 1939; the obligations of the forward purchase contract agent will be limited.

      The forward purchase contract agreement relating to the Upper DECS will not be qualified under the Trust Indenture Act of 1939. The forward purchase contract agent under the forward purchase contract agreement, who will act as the agent and the attorney-in-fact for the holders of the Upper DECS, will not be qualified as a trustee under the Trust Indenture Act of 1939. Accordingly, holders of the Upper DECS will not have the benefits of the protections of the Trust Indenture Act of 1939 other than to the extent applicable to a senior note included in an Upper DECS. Under the forward purchase contract agreement, the forward purchase contract agent will have only limited obligations to the holders of the Upper DECS.

The secondary market for the Upper DECS may be illiquid.

      We are unable to predict how the Upper DECS will trade in the secondary market or whether that market will be liquid or illiquid. There is currently no secondary market for the Upper DECS. We have applied to list the Upper DECS on the NYSE. We will not initially list either the Stripped DECS or the senior notes; however, if either of these securities are separately traded to a sufficient extent that they meet applicable exchange listing requirements, we will attempt to list those securities on the exchange on which the Upper DECS are then listed. The underwriters have advised us that they presently intend to make a market for the Upper DECS; however, they are not obligated to do so and may discontinue any market making at any time. Any market that may develop for the Upper DECS, the Stripped DECS or the senior notes may be illiquid, you may not be able to sell the securities and a trading market, if it develops, may not continue. In addition, if sufficient numbers of Upper DECS are converted to Stripped DECS, the liquidity of Upper DECS could be adversely affected. Any listing application for Upper DECS, Stripped DECS or senior notes may not be accepted and, if accepted, the Upper DECS, Stripped DECS or senior notes may be delisted from the NYSE or trading in the Upper DECS, Stripped DECS or senior notes may be suspended as a result of elections to create Stripped DECS or recreate Upper DECS by substituting collateral that causes the number of these securities to fall below the applicable requirements for listing securities on the NYSE.

We may redeem the senior notes upon the occurrence of a tax event.

      We have the option to redeem the senior notes, on not less than 30 days’ nor more than 60 days’ prior written notice, in whole but not in part, at any time if a tax event occurs and continues under the circumstances described in this prospectus supplement. If we exercise this option, we will redeem the senior notes at the redemption price described later in this prospectus supplement. If we redeem the senior notes, we will pay that redemption in cash to the holders of the senior notes. In the case of senior notes held as part of an Upper DECS at the time the tax event redemption occurs before the successful remarketing of the senior notes, the redemption price payable to you as a holder of the Upper DECS will be distributed to the collateral agent, who in turn will apply an amount equal to the redemption price in respect of those senior notes to purchase a portfolio of zero-coupon U.S. treasury securities on your behalf, and will remit the remainder of the redemption price, if any, to you, and the treasury securities will be substituted for the senior notes as collateral to secure your obligations under the forward purchase contracts related to the Upper DECS. If your senior notes are not components of Upper DECS, you, rather than the collateral agent, will receive redemption payments. The market prices for the Upper DECS may be affected if we substitute the treasury securities as collateral in place of any senior notes so redeemed. A tax event redemption will be a taxable event to the holders of the senior notes.

The U.S. federal income tax consequences of the purchase, ownership and disposition of the Upper DECS are unclear.

      No statutory, judicial or administrative authority directly addresses the treatment of Upper DECS or instruments similar to Upper DECS for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the purchase, ownership and disposition of the Upper DECS are unclear. Under the senior indenture, we and each holder will agree to treat the senior notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result, you will be required, subject to some adjustment, to include interest in income based on our comparative yield, which is generally the rate at which we would borrow if we issued non-contingent debt instruments with terms substantially the same as the senior notes, and which we have determined to be 8.625%. Additionally, any gain on the disposition of a senior note before the relevant stock purchase date generally will be treated as ordinary interest income; thus, the ability to offset that interest income with a loss, if any, on a forward purchase contract may be limited.

The senior notes are our obligations and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors.

      The Upper DECS are exclusively our obligations and not those of our subsidiaries. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the Upper DECS, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Upper DECS or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us would be subject to regulatory or contractual restrictions, including those described under “Dividend Limitations” in this prospectus supplement. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Upper DECS to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including senior and subordinated debtholders and general trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Delivery of the securities under the pledge agreement may be delayed if we become subject to a bankruptcy proceeding.

      Notwithstanding the automatic termination of the forward purchase contracts, if we become the subject of a case under the U.S. bankruptcy code, imposition of an automatic stay under the U.S. bankruptcy code may delay the delivery to you of your securities being held as collateral under the pledge arrangement, and this delay may continue until the automatic stay has been lifted. The automatic stay will not be lifted until the bankruptcy judge agrees to lift it and return your collateral to you. In addition, it is possible that at the conclusion of such a bankruptcy case, the claim represented by the senior notes will receive substantially less than the face amount of such claim or indeed receive no recovery at all.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

      Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

•	continued intense competition from numerous providers of products and services which compete with our businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund our operations and future growth;

•	losses associated with new products or services or expansion internationally;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in any prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2001.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

      We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Our future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of Upper DECS of $630,030,000, after deducting expenses and underwriting discounts and commissions, or $724,605,000 if the underwriters exercise in full their option to purchase additional Upper DECS.

      We intend to use the net proceeds of this offering for general corporate purposes, which may include the reduction of short-term indebtedness, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

CAPITALIZATION

      The following table sets forth our consolidated capitalization at March 31, 2002 on an actual basis, and as adjusted to give effect to the issuance and sale of Upper DECS in this offering, assuming the exercise in full of the underwriters’ over-allotment option. The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2002

	Actual	As Adjusted

	(Unaudited, dollars in thousands)
Liabilities
Interest-bearing deposits	$14,633,871	$14,633,871
Senior notes(1)	5,422,896	6,170,396
Other borrowings	4,879,427	4,879,427

Total liabilities	24,936,194	25,683,694

Stockholders’ Equity
Preferred stock (par value $0.01 per share, authorized 50,000,000 shares, none issued or outstanding)
Common stock (par value $0.01 per share, authorized 1,000,000,000 shares, and 221,384,434 shares issued)	2,214	2,214
Paid-in capital, net	1,532,034	1,532,034
Retained earnings and cumulative other comprehensive income	2,180,336	2,180,336
Less: Treasury stock, at cost (878,206 shares)	(34,952)	(34,952)

Total stockholders’ equity	3,679,632	3,679,632

Total Capitalization	$28,615,826	$29,363,326

(1)	Includes $747,500,000 of Upper DECS senior notes issued in this offering, assuming the exercise in full of the underwriters’ over-allotment option.

MARKET PRICE OF COMMON STOCK

      Our common stock is listed on the NYSE under the symbol “COF” and is included in the Standard & Poor’s 500 Index. As of March 31, 2002, there were 220,506,228 shares of our common stock outstanding. The following table provides, for the calendar quarters indicated, the high and low price per share of our common stock. The prices in the table below have been adjusted to reflect the three-for-one split of our common stock effected on June 1, 1999.

Period	High	Low

1999:
First Quarter	$51.48	$36.38
Second Quarter	60.25	46.06
Third Quarter	57.81	35.81
Fourth Quarter	54.88	35.88
2000:
First Quarter	48.81	32.06
Second Quarter	53.75	39.39
Third Quarter	71.75	44.63
Fourth Quarter	73.25	45.88
2001:
First Quarter	70.44	46.90
Second Quarter	72.58	51.61
Third Quarter	67.25	36.40
Fourth Quarter	55.60	41.00
2002:
First Quarter	64.91	43.01
Second Quarter (through April 17, 2002)	66.50	60.80

      On April 17, 2002 the last reported sale price of our common stock on the NYSE was $63.91. As of April 17, 2002, there were 9,958 holders of record of our common stock.

DIVIDEND LIMITATIONS

      We have paid dividends on our common stock of 2.6667 cents per share, as adjusted for our three-for-one common stock split on June 1, 1999, each quarter since we became an independent company on February 28, 1995. The payment of dividends in the future, and the amount of such dividends, if any, will be at the discretion of our Board of Directors. The principal source of funds for dividends on our common stock is dividends from our direct and indirect subsidiaries. There are various federal and Virginia law requirements that affect the extent to which some of our subsidiaries, including the Bank and the Savings Bank, can finance or otherwise supply funds to us through dividends, loans or otherwise. These federal and Virginia law requirements are described under “Capital One Financial Corporation — Supervision, Regulation and Other Matters — Dividends and Transfers of Funds” in the accompanying prospectus. The payment of dividends on our common stock may be limited in the future by the terms of any preferred stock we issue.

ACCOUNTING TREATMENT

      The net proceeds from the sale of the Upper DECS will be allocated between the forward purchase contracts and the senior notes in our financial statements based on the underlying fair value of each instrument. We expect to report the fair market value of each senior note as $47.47 and the fair market value of each forward purchase contract as $2.53.

      The forward purchase contracts are forward transactions in our common stock. Upon settlement of a forward purchase contract, we will receive $50 on that forward purchase contract and will issue the requisite number of shares of our common stock. The consideration we receive at that time will be credited to stockholders’ equity allocated between our common stock and additional paid-in capital accounts.

      Before the issuance of shares of our common stock upon anticipated settlement of the forward purchase contracts for cash, the forward purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of our common stock that would be issued upon settlement of the forward purchase contracts less the number of shares of our common stock that could be purchased by us in the market, at the average market price during the period, using the proceeds received upon settlement of the forward purchase contracts. Consequently, we anticipate that there will be no dilutive effect on our earnings per share except during periods when the average market price of our common stock is above $78.61.

DESCRIPTION OF THE UPPER DECS

      We summarize below the principal terms of the Upper DECS and the forward purchase contracts and senior notes that comprise the Upper DECS. The following description is only a summary, and we refer you to the agreements which will govern your rights as a holder of Upper DECS. See “Where You Can Find More Information” in the accompanying prospectus for information about how to obtain copies of those documents, which we will file with the SEC as exhibits to the registration statement of which this prospectus supplement forms a part. In addition, to the extent that the following description is not consistent with those contained in the accompanying prospectus under “Description of Debt Securities,” “Description of Common Stock” and “Description of Stock Purchase Contracts and Equity Units,” you should rely on this description.

Overview

      Each Upper DECS will have a stated amount of $50. Each Upper DECS will initially consist of and represent:

(1)	a forward purchase contract under which you will agree to purchase, and we will agree to sell, for $50, shares of our common stock on May 17, 2005 (or earlier, if the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations, on the date that is 23 business days after that determination, each of which dates, as applicable, we call the stock purchase date); we will determine the number of shares you will purchase based on an average trading price of our common stock for a period preceding the relevant stock purchase date, calculated in the manner described below; and

(2)	a senior note with a principal amount of $50, on which we will pay interest quarterly at the initial annual rate of 6.25%.

      The senior notes will initially be pledged to secure your obligations under the forward purchase contract. We refer to the forward purchase contracts, together with the pledged senior notes or, after a successful remarketing, the specified pledged treasury securities, as Upper DECS. Each holder of Upper DECS may elect to withdraw the pledged senior notes or treasury securities underlying the Upper DECS by substituting, as pledged securities, specifically identified treasury securities that will pay $50 on or before May 17, 2005, which is the amount due under each forward purchase contract. If a holder of Upper DECS elects to substitute treasury securities as pledged securities, the pledged senior notes or treasury securities will be released from the pledge agreement and delivered to the holder. The Upper DECS would then become “Stripped DECS.” Holders of Stripped DECS may recreate Upper DECS by resubstituting the senior notes or, after a successful remarketing, the applicable specified treasury securities for the treasury securities underlying the Stripped DECS.

      As a beneficial owner of the Upper DECS by accepting the Upper DECS, you will be treated as if you:

•	irrevocably agreed to be bound by the terms of the forward purchase contract agreement, pledge agreement and forward purchase contract for so long as you remain a beneficial owner of the Upper DECS; and

•	appointed the forward purchase contract agent under the forward purchase contract agreement as your agent and attorney-in-fact to enter into and perform the forward purchase contract on your behalf.

      In addition, as a beneficial owner of the Upper DECS by accepting the Upper DECS, you will be treated as if you agreed, for all tax purposes, to treat the Upper DECS as the purchase of a unit consisting of the senior note and the forward purchase contract, to treat yourself as the owner of the forward purchase contract and the related senior notes, or the treasury securities, as the case may be, and to treat the senior notes as our indebtedness subject to the contingent payment debt regulations.

      At the closing of this offering of the Upper DECS, the underwriters will purchase the Upper DECS. The purchase price of each Upper DECS will be allocated by us between the related forward purchase contract and the related senior note. The senior notes will then be pledged to the collateral agent to secure the obligations owed to us under the forward purchase contracts.

      We will enter into:

•	a forward purchase contract agreement with BNY Midwest Trust Company, as forward purchase contract agent, governing the appointment of the forward purchase contract agent as the agent and attorney-in-fact for the holders of the Upper DECS, the forward purchase contracts, the transfer, exchange or replacement of certificates representing the Upper DECS and certain other matters relating to the Upper DECS; and

•	a pledge agreement with BNY Midwest Trust Company, as collateral agent, custodial agent and securities intermediary, creating a pledge and security interest for our benefit to secure the obligations of holders of Upper DECS under the forward purchase contracts.

      The obligations of each holder of an Upper DECS to pay the purchase price for our common stock under the forward purchase contract included in the Upper DECS are non-recourse obligations. Except to the extent that a holder elects to pay these obligations upon early settlement as described below under “ — Early settlement,” with separate cash as described below under “— Notice to settle with cash,” or upon merger early settlement as described below under “ — Early settlement upon cash merger,” these obligations will be paid solely out of the proceeds of the collateral pledged to secure these obligations, and no holder will be liable for any deficiency between those proceeds and the purchase price for our common stock under the forward purchase contracts.

Creating Stripped DECS and recreating Upper DECS

      Holders of Upper DECS will have the ability to “strip” those Upper DECS and take delivery of the pledged senior notes or after a successful remarketing, the pledged treasury securities, creating “Stripped DECS,” as described in more detail below under “— Creating Stripped DECS.” Holders of Stripped DECS will have the ability to recreate Upper DECS from their Stripped DECS by depositing senior notes or after a successful remarketing, the applicable treasury securities, as described in more detail below under “ — Recreating Upper DECS.” Holders who elect to create Stripped DECS or recreate Upper DECS will be responsible for any related fees or expenses.

Creating Stripped DECS

      Each holder of Upper DECS may create Stripped DECS and withdraw the pledged senior notes or treasury securities underlying the Upper DECS by substituting, as pledged securities, the treasury securities described below that will pay $50 on or before May 17, 2005, the amount due under the forward purchase contract. Holders of Upper DECS may create Stripped DECS at any time on or before the second business day before the relevant stock purchase date, except that they may not create Stripped DECS during the period from four business days before any remarketing period until the expiration of three business days after the end of that period.

      In order to create a Stripped DECS, a holder of Upper DECS must substitute, as pledged securities, zero-coupon U.S. treasury securities (CUSIP No. 912803AD5) that mature on May 15, 2005. Upon creation of the Stripped DECS, the treasury securities will be pledged with the collateral agent to secure the holder’s obligation to purchase our common stock under the forward purchase contract, and the pledged senior notes or treasury securities underlying the Upper DECS will be released. Because treasury securities are issued in integral multiples of $1,000, holders of Upper DECS may make the substitution only in integral multiples of 20 Upper DECS. However, after a successful remarketing of the senior notes or the occurrence of a tax event redemption, the holders may make the substitution only in integral multiples of Upper DECS such that both the treasury securities to be deposited and the treasury securities to be released are in integral multiples of $1,000.

      To create Stripped DECS, you must:

•	deposit with the collateral agent the treasury securities described above, which will be substituted for the pledged senior notes or treasury securities underlying your Upper DECS and pledged with the collateral agent to secure your obligation to purchase our common stock under the forward purchase contract;

•	transfer the Upper DECS to the forward purchase contract agent; and

•	deliver a notice to the forward purchase contract agent stating that you have deposited the specified treasury securities with the collateral agent and are requesting that the forward purchase contract agent instruct the collateral agent to release to you the pledged senior notes or treasury securities underlying the Upper DECS.

      Upon that deposit and the receipt of an instruction from the forward purchase contract agent, the collateral agent will effect the release to the forward purchase contract agent of the underlying pledged senior notes or treasury securities from the pledge under the pledge agreement free and clear of our security interest. The forward purchase contract agent will:

•	cancel the Upper DECS;

•	transfer to you the underlying pledged senior notes or treasury securities; and

•	deliver to you the Stripped DECS.

      Any senior notes released to you will be tradable separately from the resulting Stripped DECS. Interest on the senior notes will continue to be payable in accordance with their terms.

Recreating Upper DECS

      Each holder of Stripped DECS may recreate Upper DECS by substituting, as pledged securities, senior notes or the applicable treasury securities then constituting a part of the Upper DECS for the treasury securities underlying the Stripped DECS. Holders may recreate Upper DECS at any time on or before the second business day before the relevant stock purchase date, except that they may not recreate Upper DECS during the period from four business days before any remarketing period until the expiration of three business days after that period.

      Upon recreation of the Upper DECS, the senior notes or treasury securities will be pledged with the collateral agent to secure the holder’s obligation to purchase our common stock under the forward purchase contract, and the treasury securities underlying the Stripped DECS will be released. Because treasury securities are issued in integral multiples of $1,000, holders of Stripped DECS may make the substitution only in integral multiples of 20 Stripped DECS. However, after a successful remarketing of the senior notes or the occurrence of a tax event redemption, the holder may make the substitution only in integral multiples of Stripped DECS such that both the treasury securities to be deposited and the treasury securities to be released are in integral multiples of $1,000.

      To recreate Upper DECS from Stripped DECS, you must:

•	deposit with the collateral agent:

—	if the substitution occurs before the remarketing of the senior notes, senior notes having an aggregate principal amount equal to the aggregate stated amount of your Stripped DECS; and

—	if the substitution occurs after the remarketing of the senior notes or the occurrence of a tax event redemption, the applicable treasury securities then constituting a part of the Upper DECS;

•	transfer the Stripped DECS to the forward purchase contract agent; and

•	deliver a notice to the forward purchase contract agent stating that you have deposited the senior notes or treasury securities with the collateral agent and are requesting that the forward purchase contract agent instruct the collateral agent to release to you the pledged treasury securities underlying those Stripped DECS.

      The senior notes or treasury securities will be substituted for the treasury securities underlying your Stripped DECS and will be pledged with the collateral agent to secure your obligation to purchase our common stock under your forward purchase contract.

      Upon that deposit and the receipt of an instruction from the forward purchase contract agent, the collateral agent will effect the release to the forward purchase contract agent of the underlying pledged treasury securities from the pledge under the pledge agreement free and clear of our security interest. The forward purchase contract agent will:

•	cancel the Stripped DECS;

•	transfer to you the underlying treasury securities; and

•	deliver to you the Upper DECS.

Current payments

      If you hold Upper DECS, you will receive quarterly interest payments on the senior notes at the annual rate of 6.25% of the principal amount of $50 per senior note until a successful remarketing of the senior notes, and a quarterly payment on May 17, 2005 or, in the case of a remarketing following a determination that the Bank’s capital category is below “well capitalized” under then applicable FRB regulations, quarterly payments through and including the relevant stock purchase date, as applicable, from specified pledged treasury securities, in the same amounts that were initially paid on the senior notes. In the event the stock purchase date is accelerated, you will no longer receive quarterly payments on the Upper DECS, but the treasury securities described in (1) of the term “remarketing value” below (or an equivalent cash amount) will be released or paid to you.

      If you hold Stripped DECS, you will not be entitled to any quarterly payments. However, you will be required for U.S. federal income tax purposes to recognize original issue discount on the treasury securities on a constant yield basis, regardless of your method of tax accounting, or acquisition discount on the treasury securities when it is paid or accrues generally in accordance with your regular method of tax accounting.

      If you hold senior notes separately from the Upper DECS, you will receive the interest payments on the senior notes. The senior notes, whether held separately or as part of the Upper DECS, will initially pay interest at the annual rate of 6.25% of the principal amount of $50 per senior note for the quarterly payments payable on and before the relevant stock purchase date. After that date, if the senior notes are successfully remarketed, interest payments on the senior notes will be made at the reset rate from the date the senior notes are successfully remarketed until their maturity on May 17, 2007. However, if a reset rate meeting the requirements described in this prospectus supplement cannot be established, the interest rate will not be reset and will continue to be the initial annual rate of 6.25%, until a reset rate meeting the requirements described in this prospectus supplement can be established on a later remarketing date before the relevant stock purchase date. If no successful remarketing occurs before that date, the initial rate will be the interest rate through maturity of the senior notes.

      Interest payments on the senior notes payable for any period will be computed (1) for any full quarterly period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, on the basis of a 30-day month and, for periods of less than a month, on the basis of the actual number of days elapsed per 30-day month. Interest on the senior notes will accrue from April 23, 2002 and will be payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing August 17, 2002.

      Our obligations with respect to the senior notes will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness. See “Description of the Senior Notes” below and “Description of Debt Securities” in the accompanying prospectus.

      Interest payments on the senior notes will be payable to the holders of Upper DECS as they are registered on the books and records of the forward purchase contract agent on the relevant record dates. So long as the Upper DECS remain in book-entry only form, the record date will be the business day before the relevant payment dates. Subject to any applicable laws and regulations, each payment will be made as described under “Description of the Senior Notes — Book-entry and settlement” below. If the Upper DECS do not remain in book-entry only form, the record date will be the 15th day before the relevant payment date. If any date on which these payments and distributions are to be made is not a business day, then amounts payable on that date will be made on the next day that is a business day without any interest or other payment in respect of the delay, except that, if the business day is in the next calendar year, payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

Description of the forward purchase contracts

      Each forward purchase contract underlying an Upper DECS, unless earlier terminated, or earlier settled at your option or upon specified mergers and other transactions described below, will obligate you to purchase, and us to sell, for $50, on the relevant stock purchase date a number of newly issued shares of our common stock equal to the settlement rate.

      The settlement rate, which is the number of newly issued shares of our common stock issuable upon settlement of a forward purchase contract on the relevant stock purchase date, will, subject to adjustment under certain circumstances as described under “— Anti-dilution adjustments” below, be as follows:

•	If the “applicable market value” of our common stock is equal to or greater than the threshold appreciation price of $78.61, which is 23% above the reference price, the settlement rate, which is equal to $50 divided by $78.61, will be 0.6361 shares of our common stock per forward purchase contract. Accordingly, if the market price for our common stock increases to an amount that is greater than $78.61 on the settlement date, the aggregate market value of the shares of our common stock issued upon settlement of each forward purchase contract, assuming that this market value is the same as the applicable market value of our common stock, will be greater than $50, and if the market price equals $78.61, the aggregate market value of those shares, assuming that this market value is the same as the applicable market value of our common stock, will equal $50.

•	If the applicable market value of our common stock is less than $78.61 but greater than $63.91, the settlement rate will be equal to $50 divided by the applicable market value of our common stock per forward purchase contract. Accordingly, if the market price for our common stock increases but that market price is less than $78.61 on the settlement date, the aggregate market value of the shares of our common stock issued upon settlement of each forward purchase contract, assuming that this market value is the same as the applicable market value of our common stock, will equal $50.

•	If the applicable market value of our common stock is less than or equal to $63.91, the settlement rate, which is equal to $50 divided by $63.91, will be 0.7824 shares of our common stock per forward purchase contract. Accordingly, if the market price for our common stock decreases to an amount that is less than $63.91 on the settlement date, the aggregate market value of the shares of our common stock issued upon settlement of each forward purchase contract, assuming that the market value is the same as the applicable market value of our common stock, will be less than $50, and if the market price equals $63.91, the aggregate market value of those shares, assuming that this market value is the same as the applicable market value of our common stock, will equal $50.

      The “applicable market value” of our common stock is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the relevant stock purchase date.

      For purposes of determining the applicable market value for our common stock, the closing price of our common stock on any date of determination means the closing sale price or, if no closing price is reported, the last reported sale price of our common stock on the NYSE on that date. If our common stock is not listed for trading on the NYSE on any date, the closing price of our common stock on any date of determination means the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which our common stock is so listed, or if our common stock is not so listed on a U.S. national or regional securities exchange, as reported by the Nasdaq stock market, or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market value of our common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A trading day is a day on which our common stock (1) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (2) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

Settlement

      Settlement of the forward purchase contracts will occur on May 17, 2005, unless:

•	you have settled the forward purchase contracts before the relevant stock purchase date through the early delivery of cash to the forward purchase contract agent, in the manner described in “ — Early Settlement”;

•	we are involved in a merger before the relevant stock purchase date in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, and you have settled the forward purchase contracts through an early settlement as described in “— Early settlement upon cash merger”;

•	an event described under “— Termination of forward purchase contracts” below has occurred; or

•	the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations as described below under “— Acceleration of maturity of forward purchase contracts.”

      The settlement of the forward purchase contracts on the relevant stock purchase date will occur as follows:

•	for the Stripped DECS or Upper DECS that include pledged treasury securities, the cash payments on the treasury securities or, if there is an acceleration of the relevant stock purchase date as described below, treasury securities that mature on May 15, 2005 in an amount equal to $50 for every Stripped DECS you hold, will automatically be applied to satisfy in full your obligation to purchase our common stock under the forward purchase contracts;

•	for the Upper DECS in which the related senior notes remain a part of the Upper DECS because of a failed remarketing, unless you elect not to sell your senior notes to us as described under “— Remarketing” below, we will purchase your senior notes and apply the purchase price in satisfaction of your obligation to purchase our common stock under the forward purchase contracts; and

•	in the event that the stock purchase date has been accelerated under the fourth bullet above:

—	if there has previously been a successful remarketing as described under “— Remarketing” below or a tax event redemption as described under “— Description of the Senior Notes — Tax event redemption,” we will apply treasury securities that mature on May 15, 2005 in an amount equal to $50 for every Upper DECS held by you, and the remaining treasury securities (of the types described in (1) of the term “remarketing value” below) will (unless you hold Stripped DECS) be released to you; or

—	if there has not previously been a successful remarketing, we will (unless you hold Stripped DECS) purchase or foreclose on your senior notes and pay you an amount in cash equal to the value of the treasury securities described in (1) of the term “remarketing value” below, as described in “— Acceleration of maturity of forward purchase contracts.”

      In any event, our common stock will then be issued and delivered to you or your designee, upon payment of the applicable consideration, presentation and surrender of the certificate evidencing the Upper DECS, if the Upper DECS are held in certificated form, and payment by you of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than you.

      Before the date on which shares of our common stock are issued in settlement of forward purchase contracts, our common stock underlying the related forward purchase contracts will not be treated as outstanding for any purpose and you will have no rights with respect to our common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock, by virtue of holding the forward purchase contracts.

      We will not issue any fractional shares of our common stock under the forward purchase contracts. In place of fractional shares otherwise issuable, you will be entitled to receive an amount of cash equal to the fractional share, calculated on an aggregate basis in respect of the forward purchase contracts you are settling, times the applicable market value.

Remarketing

      The senior notes held by each holder of an Upper DECS will be subject to a remarketing on the third business day before February 17, 2005, unless remarketing is accelerated in the event that the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations as described below under “— Accelerated remarketing of senior notes” and “— Accelerated maturity of the stock purchase contracts,” unless the holder elects not to participate in the remarketing. The proceeds of the remarketing will be used to purchase treasury securities, which will be pledged to secure the obligations of the participating holder of Upper DECS under the related forward purchase contract. The redemption proceeds received on the pledged treasury securities underlying the Upper DECS of the holder will be used to satisfy the participating holder’s obligation to purchase our common stock on the relevant stock purchase date.

      If a holder does not deliver treasury securities in a kind and amount designated by the remarketing agent, as described below, the senior notes that are included in the Upper DECS will be remarketed on the remarketing date, unless the remarketing agent delays the remarketing to a later date as described below. We will enter into a remarketing agreement with Salomon Smith Barney Inc. under which Salomon Smith Barney Inc. will agree, as remarketing agent, to use its commercially reasonable best efforts to sell the senior notes that are included in Upper DECS and that are participating in the remarketing and the senior notes that are not included in Upper DECS and that are participating in the remarketing as described below under “— Optional remarketing of senior notes that are not included in Upper DECS,” at a price equal to at least 100.5% of the remarketing value.

      The “remarketing value” will be equal to the sum of:

      (1)  the value at the remarketing date of a portfolio of treasury securities that will pay, on or before each quarterly payment date falling during the period from and including the successful remarketing date through and including May 17, 2005, an amount of cash equal to the aggregate interest payments that are scheduled to be payable on each relevant quarterly payment date on the senior notes that are participating in the remarketing, assuming for this purpose, even if not true, that the interest rate on the senior notes remains at the initial rate; and

      (2)  the value at the remarketing date of the amount of treasury securities that will pay, on or before May 17, 2005, an amount of cash equal to $50 for each senior note that is participating in the remarketing.

      For purposes of (1) and (2) above, the value on the remarketing date of the treasury securities will assume that (a) the treasury securities are highly liquid treasury securities maturing on or within 35 days before May 17, 2005, as determined in good faith by the remarketing agent in a manner intended to minimize the cash value of the treasury securities, and (b) those treasury securities are valued based on the ask-side price of the treasury securities at a time between 9:00 a.m. and 11:00 a.m., New York City time, selected by the remarketing agent, on the remarketing date, as determined on a third-day settlement basis by reasonable and customary means selected in good faith by the remarketing agent, plus accrued interest to that date.

      The remarketing agent will use the proceeds from the sale of the senior notes in a successful remarketing to purchase, in the discretion of the remarketing agent, in open market transactions or at treasury auction, the amount and the types of treasury securities described in (1) and (2) above. The remarketing agent will deliver these treasury securities through the forward purchase contract agent to the collateral agent to secure the obligations under the related forward purchase contracts of holders of the Upper DECS whose senior notes participated in the remarketing. The remarketing agent will deduct an amount not exceeding 25 basis points (0.25%) of the total proceeds from the remarketing as a remarketing fee. The remarketing agent will remit the remaining portion of the proceeds, if any, to the holders of the Upper DECS participating in the remarketing.

      Alternatively, a holder of Upper DECS may elect not to participate in the remarketing and retain the senior notes underlying those Upper DECS by delivering the treasury securities described in (1) and (2) above, in the amount and types specified by the remarketing agent, to the forward purchase contract agent on the fourth business day before the remarketing date. In this case, the interest rate on the holder’s note would be reset to the reset rate, even though the holder did not participate in the remarketing.

      The forward purchase contract agent will give holders notice of remarketing, including the specific treasury securities and the CUSIP numbers or the principal terms of the treasury securities, that must be delivered by holders that elect not to participate in the remarketing, on the seventh business day before the remarketing date. A holder electing not to participate in the remarketing must notify the forward purchase contract agent of this election and deliver the specified treasury securities to the forward purchase contract agent not later than 10:00 a.m. on the fourth business day before the remarketing date. A holder that notifies the forward purchase contract agent of this election but does not so deliver the treasury securities and a holder that does not notify the forward purchase contract agent will be treated as if the holder elected to participate in the remarketing. On the relevant stock purchase date, the forward purchase contract agent will apply the cash payments received on the pledged treasury securities to pay the purchase price under the forward purchase contracts.

      If the remarketing agent cannot establish a reset rate on the remarketing date that will be sufficient to cause the then current aggregate market value of the senior notes to be equal to at least 100.5% of the remarketing value, assuming, even if not true, that all of the senior notes are held as components of Upper DECS and will be remarketed, and the remarketing agent cannot remarket the senior notes offered for remarketing on the remarketing date at a price equal to at least 100.5% of the remarketing value, determined on the basis of the senior notes being remarketed, the remarketing agent will attempt to establish a reset rate meeting these requirements on each of the two immediately following business days. If the remarketing agent cannot establish a reset rate meeting these requirements on either of those days, it will attempt to establish a reset rate meeting these requirements on each of the three business days immediately preceding the 17th day of each following month until the earlier to occur of (1) a successful remarketing and (2) the relevant stock purchase date. However, if the initial remarketing begins before May 17, 2004, the remarketing agent will attempt to establish a reset rate meeting these requirements on each of the three business days immediately preceding each quarterly payment date falling on or prior to May 17, 2005. We refer to each of these three business day periods as remarketing periods. Any remarketing will be at a price equal to at least 100.5% of the remarketing value, determined on the basis of the senior notes being remarketed, on the subsequent remarketing date.

      If the remarketing agent fails to remarket the senior notes offered for remarketing at the price specified in the preceding paragraph by the business day immediately preceding the relevant stock purchase date, on the relevant stock purchase date we will purchase the senior notes of all holders, except those who elect upon at least three business days’ prior notice (which notice may be provided after the initial remarketing begins and may state that it is contingent upon a failed remarketing) not to sell us their senior notes, at a price per senior note equal to $50. If we purchase senior notes from a holder of Upper DECS who has not otherwise settled its forward purchase contract in cash by the close of business on the business day immediately preceding the relevant stock purchase date (but without regard to the notice requirements described below under “— Notice to settle with cash”) the purchase price will be applied by us in satisfaction of the holder’s obligations under the forward purchase contract on the relevant stock purchase date. If we purchase senior notes from a holder of a senior note held separately from an Upper DECS the purchase price will be paid to the holder on the relevant stock purchase date.

      If the remarketing agent fails to remarket the senior notes by the business day immediately preceding the relevant stock purchase date, any holder of Upper DECS that has elected not to sell its senior notes to us as described above and has not otherwise settled its forward purchase contract in cash by the close of business on the business day immediately preceding the relevant stock purchase date, but without regard to the notice requirements described below under “ — Notice to settle with cash,” will be treated as if the holder directed, at our election, either (1) the collateral agent to dispose of the holder’s senior notes in accordance with applicable law and at our direction, or (2) us to retain and cancel the holder’s senior notes pledged as collateral, in either case in satisfaction of the holder’s obligations under the forward purchase contract.

      We will cause a notice of the last failed remarketing period to be published on the fourth business day immediately following that period, by publication in a daily newspaper of general circulation in the English language in New York City, which is expected to be The Wall Street Journal. We will also release this information in respect of any failed remarketing period by means of Bloomberg and Reuters newswire. In addition, we will request, not later than seven nor more than 15 calendar days before any remarketing period, that The Depository Trust Company, which we refer to as DTC, notify its participants holding senior notes, Upper DECS and Stripped DECS of the remarketing. Any notice of the failure of any remarketing period and the DTC notification of any remarketing period will provide the procedures that must be followed if we purchase the senior notes of a holder of Upper DECS as described above.

Accelerated remarketing of senior notes

      The senior notes held by each holder of an Upper DECS will be subject to a remarketing as described under “— Remarketing” above no later than fourteen business days after the date on which the Bank’s capital category is determined to be “adequately capitalized” if that event occurs. See “Capital One Financial Corporation — Supervision, Regulation and Other Matters” in the accompanying prospectus. However, if this determination is solely the result of a change in the regulatory framework applicable to the Bank, the Bank will have ninety days to be determined to be “well capitalized” under the then applicable FRB regulations. If the Bank’s capital category is determined to be “well capitalized” under those regulations within that ninety-day period, the remarketing of the senior notes will not occur.

      The senior notes held by each holder of an Upper DECS will be also subject to a remarketing, if the remarketing has not already occurred, no later than seven business days following the date, if applicable, on which the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations. See “Capital One Financial Corporation — Supervision, Regulation and Other Matters” in the accompanying prospectus and “— Acceleration of maturity of forward purchase contracts” below.

      In addition, under the terms of the senior notes, Capital One will be required to comply with specified additional covenants that become effective on the date that, and so long as, the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations. See “Description of the Senior Notes — Remarketing.”

Optional remarketing of senior notes that are not included in Upper DECS

      Under the remarketing agreement, on or before the fourth business day immediately preceding the beginning of a remarketing period, holders of senior notes that are not included in Upper DECS may elect to have their senior notes included in the remarketing by delivering their senior notes along with a notice of this election to the custodial agent before the beginning of a remarketing period, but no earlier than the payment date immediately preceding the last quarterly payment date before the relevant stock purchase date. The custodial agent will hold these senior notes in an account separate from the collateral account in which the securities pledged to secure the holders’ obligations under the forward purchase contracts will be held. Holders of senior notes electing to have their senior notes remarketed will also have the right to withdraw that election on or before the fourth business day immediately preceding the first day of the relevant remarketing period.

      On the third business day immediately before the relevant remarketing period, the custodial agent will deliver these separate senior notes to the remarketing agent for remarketing. The remarketing agent will use its commercially reasonable best efforts to remarket the separately held senior notes included in the remarketing at a price equal to at least 100.5% of the remarketing value, determined on the basis of the separately held senior notes being remarketed. After deducting an amount not exceeding 25 basis points (0.25%) of the total proceeds from the remarketing as the remarketing fee, the remarketing agent will remit to the collateral agent the remaining portion of the proceeds for payment to the participating holders.

      If, as described above, the remarketing agent cannot remarket the senior notes during any remarketing period, the remarketing agent will promptly return the senior notes to the custodial agent to release to the holders. Holders of senior notes that are not components of Upper DECS may elect to have their senior notes remarketed during any subsequent remarketing period under the procedures described above. In addition, if the remarketing agent fails to remarket the senior notes by the business day immediately preceding the relevant stock purchase date, we will purchase the senior notes that are not components of Upper DECS unless the holders of those senior notes elect not to sell their senior notes to us.

Early settlement

      At any time not later than 10:00 a.m. on the seventh business day before May 17, 2005, a holder of Upper DECS may settle the related forward purchase contracts by delivering to the forward purchase contract agent immediately available funds in an amount equal to $50 multiplied by the number of forward purchase contracts being settled; provided that, at that time, if so required under the U.S. federal securities laws, a registration statement is in effect and a current prospectus is available covering the shares of our common stock to be delivered in respect of the forward purchase contracts being settled. Holders may settle early only in units of 20 and integral multiples of 20.

      We have agreed that, if required under the U.S. federal securities laws, we will use commercially reasonable efforts to (1) have in effect a registration statement covering the shares of our common stock to be delivered in respect of the forward purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement process.

      No later than the third business day after an early settlement, we will issue, and the holder will be entitled to receive, 0.6361 shares of our common stock for each Upper DECS, regardless of the market price of our common stock on the date of early settlement, subject to adjustment under the circumstances described under “— Anti-dilution adjustments” below. The holder will also receive the senior notes or other securities underlying those Upper DECS.

Acceleration of maturity of forward purchase contracts

      If, prior to May 17, 2005, the Bank’s capital category is determined to be “undercapitalized” or below under then applicable FRB regulations, the stock purchase date of the forward purchase contracts will occur on the date that is 23 business days after that determination (but no later than May 17, 2005). See “Capital One Financial Corporation — Supervision, Regulation and Other Matters” in the accompanying prospectus and “— Settlement.” If the senior notes have not been remarketed prior to the date of that determination, the remarketing agent will begin remarketing the senior notes no later than seven business days after that determination. If the remarketing agent cannot establish a reset rate for the senior notes during three consecutive business days beginning on the accelerated remarketing date, then the remarketing agent will attempt to establish a reset rate during the three business days immediately preceding that accelerated stock purchase date. If the remarketing is not successfully completed before the accelerated stock purchase date, then we will, under the terms of the remarketing procedures, purchase the senior notes from all holders who do not elect otherwise and use the purchase proceeds to satisfy the holders’ obligations to us in respect of the forward purchase contracts, or we will in specified circumstances foreclose on the senior notes. In addition, we will pay to each holder of Upper DECS or of senior notes (if separated) an amount in cash equal to the value of the treasury securities described in (1) of the term “remarketing value” above (assuming for purposes of that definition, even if not true, that the accelerated stock purchase date is the date of the successful remarketing). For a more detailed discussion of the remarketing procedures (including the purchase price of the senior notes), see “— Accelerated remarketing of senior notes” and “— Remarketing.”

Notice to settle with cash

      Unless the treasury securities have replaced the senior notes as a component of Upper DECS as a result of a successful remarketing of the senior notes or a tax event redemption, a holder of Upper DECS may settle the related forward purchase contract with separate cash before 11:00 a.m., New York City time, on the fourth business day immediately preceding the relevant stock purchase date. A holder of an Upper DECS wishing to settle the related forward purchase contract with separate cash must notify the forward purchase contract agent by presenting and surrendering the Upper DECS certificate evidencing the Upper DECS at the offices of the forward purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or before 5:00 p.m., New York City time, on the seventh business day immediately preceding the relevant stock purchase date. If a holder of Upper DECS who has given notice of its intention to settle the related forward purchase contract with separate cash fails to deliver the cash to the collateral agent on the fourth business day immediately preceding the relevant stock purchase date, the holder will be deemed to have directed us to remarket the related senior note.

Early settlement upon cash merger

      Before the relevant stock purchase date, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which we call a cash merger, then each holder of the Upper DECS will have the right to accelerate and settle the related forward purchase contracts at the settlement rate in effect immediately before the cash merger. We refer to this right as the merger early settlement right. We will provide each of the holders with a notice of the completion of a cash merger within five business days of the completion. The notice will specify a date, which will not be less than 20 nor more than 30 days after the date of the notice, on which the optional early settlement will occur and a date by which each holder’s merger early settlement right must be exercised. The notice will state, among other things, the applicable settlement rate and the amount of the cash, securities and other consideration receivable by the holder upon settlement. To exercise the merger early settlement right, you must deliver to the forward purchase contract agent, on or one business day before the merger early settlement date, the certificate evidencing your Upper DECS, if the Upper DECS are held in certificated form, and payment of the applicable purchase price in the form of a certified or cashier’s check. If you exercise the merger early settlement right, we will deliver to you on the merger early settlement date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had settled the forward purchase contract immediately before the cash merger at the settlement rate in effect at that time. You will also receive the senior notes or treasury securities underlying those Upper DECS. If you do not elect to exercise your merger early settlement right, your Upper DECS will remain outstanding and subject to normal settlement on the relevant stock purchase date.

Anti-dilution adjustments

      The formula for determining the settlement rate and the number of shares of our common stock to be delivered upon an early settlement may be adjusted if certain events occur, including:

      (1)  the payment of a dividend or other distribution in common stock on our common stock;

      (2)  the issuance to all holders of our common stock of rights or warrants, other than any dividend reinvestment or share purchase or similar plans, entitling them to subscribe for or purchase our common stock at less than the current market price, as defined below;

      (3)  subdivisions, splits and combinations of our common stock;

      (4)  distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, securities, cash or other assets, excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash;

      (5)  distributions consisting exclusively of cash to all holders of our common stock in an aggregate amount that, when combined with (a) other all-cash distributions made within the preceding 12 months and (b) the cash and the fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by us or a subsidiary of ours for our common stock concluded within the preceding 12 months, exceeds 15% of the product of the current market price of our common stock multiplied by the number of shares of common stock then outstanding on the date fixed for the determination of stockholders entitled to receive the distribution; and

      (6)  the successful completion of a tender or exchange offer made by us or any subsidiary of ours for our common stock that involves an aggregate consideration that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by us or a subsidiary of ours for our common stock concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months, exceeds 15% of the product of the current market price of our common stock multiplied by the number of shares of common stock then outstanding on the date of expiration of the tender or exchange offer.

      The “current market price” per share of our common stock on any day means the average of the daily closing prices for the five consecutive trading days preceding the earlier of the day preceding the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. The term “ex date,” when used with respect to any issuance or distribution, means the first date on which our common stock trades without the right to receive the issuance or distribution.

      In the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property, each forward purchase contract then outstanding would, without the consent of the holders of Upper DECS, become a contract to purchase those other securities, cash or property instead of our common stock. In this case the settlement rate will be determined based upon the value of the portfolio of other securities, cash or property into which one share of our common stock was converted. The value of the portfolio is to be calculated based upon the 20-day average closing price ending the third trading day before the relevant stock purchase date. On the relevant stock purchase date the settlement rate will be applied to that portfolio of other securities, cash or property. Holders have the right to settle their obligations under the forward purchase contracts early in the event of certain cash mergers as described above under “— Early settlement upon cash merger.”

      If at any time we make a distribution of property to our common stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes — that is, distributions, evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock — and, under the settlement rate adjustment provisions of the forward purchase contract agreement, the settlement rate is increased, that increase may be deemed to be the receipt of taxable income to holders of Upper DECS. See “United States Federal Income Tax — Forward purchase contracts — Adjustment to settlement rate” for more information about these matters.

      In the case of the payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the settlement rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

•	the settlement rate by a fraction, the numerator of which is the current market price of our common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of our common stock and the denominator of which is the current market price of our common stock.

      The adjustment to the settlement rate under the preceding paragraph will occur at the earlier of:

•	the tenth trading day from, and including, the effective date of the spin-off; and

•	the date of the securities being offered in the initial public offering of the spin-off, if that initial public offering is effected simultaneously with the spin-off.

      For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

      In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the sale prices of those securities over the first 10 trading days after the effective date of the spin-off. Also, for purposes of a spin-off of this kind, the current market price of our common stock means the average of the sales prices of our common stock over the first 10 trading days after the effective date of the spin-off.

      If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

      In addition, we may increase the settlement rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of shares or rights to acquire shares or from any event treated as a dividend or distribution for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. If any adjustment is not required to be made because it would not change the settlement rate by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment.

      We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in the settlement rate, to provide written notice to the holders of Upper DECS of the occurrence of that event. We will also be required to deliver a statement describing in reasonable detail the method by which the adjustment to the settlement rate was determined and stating the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of our common stock issuable upon early settlement of a forward purchase contract.

Pledged securities and pledge agreement

      The senior notes or treasury securities underlying the Upper DECS will be pledged to the collateral agent for our benefit. Under the pledge agreement, the pledged securities will secure the obligations of holders of Upper DECS to purchase our common stock under the forward purchase contract. A holder of an Upper DECS cannot separate or separately transfer the forward purchase contract from the pledged securities underlying the Upper DECS. Your rights to the pledged securities will be subject to our security interest created by the pledge agreement. You will not be permitted to withdraw the pledged securities related to the Upper DECS from the pledge arrangement except:

•	to substitute specified treasury securities for the related pledged senior notes or other pledged treasury securities upon creation of a Stripped DECS;

•	to substitute senior notes or specified treasury securities for the related pledged treasury securities upon the recreation of an Upper DECS;

•	upon delivering specified treasury securities when electing not to participate in a remarketing; or

•	upon the termination or early settlement of the forward purchase contracts.

      Subject to our security interest and the terms of the forward purchase contract agreement and the pledge agreement:

•	each holder of Upper DECS that include senior notes will retain ownership of the senior notes and will be entitled through the forward purchase contract agent and the collateral agent to all of the rights of a holder of the senior notes, including interest payments, voting, redemption and repayment rights; and

•	each holder of Upper DECS that include treasury securities will retain ownership of the treasury securities.

      We will have no interest in the pledged securities other than our security interest.

Quarterly payments on pledged securities

      The collateral agent, upon receipt of quarterly interest payments on the pledged securities underlying the Upper DECS, will distribute those payments to the forward purchase contract agent, which will, in turn, distribute that amount to persons who were the holders of Upper DECS on the record date for the payment. As long as the Upper DECS remain in book-entry only form, the record date for any payment will be one business day before the payment date.

Termination of forward purchase contracts

      The forward purchase contracts, our related rights and obligations and those of the holders of the Upper DECS, including their obligations to purchase our common stock, will automatically terminate upon the occurrence of particular events of our bankruptcy, insolvency or reorganization.

      Upon a termination of the forward purchase contracts of this kind, the collateral agent will release the securities held by it to the forward purchase contract agent for distribution to the holders. If a holder would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any treasury security upon termination of the forward purchase contract, the forward purchase contract agent will dispose of the security for cash and pay the cash to the holder. Upon termination, however, the release and distribution may be subject to a delay. If we become the subject of a case under the U.S. bankruptcy code, a delay in the release of the pledged senior notes or treasury securities may occur as a result of the automatic stay under the U.S. bankruptcy code and continue until the automatic stay has been lifted. The automatic stay will not be lifted until the bankruptcy judge agrees to lift it and return your collateral to you. In addition, it is possible that at the conclusion of such a bankruptcy case, the claim represented by the senior notes will receive substantially less than the face amount of such claim or indeed receive no recovery at all.

The forward purchase contract agreement

      Distributions on the Upper DECS will be payable, forward purchase contracts will be settled and transfers of the Upper DECS will be registerable at the office of the forward purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the Upper DECS do not remain in book-entry form, payment of distributions on the Upper DECS may be made, at our option, by check mailed to the address of the persons shown on the Upper DECS register.

      If any quarterly payment date or the relevant stock purchase date is not a business day, then any payment required to be made on that date must be made on the next business day and so long as the payment is made on the next business day, without any interest or other payment on account of this delay, except that if the next business day is in the next calendar year, the payment or settlement will be made on the prior business day with the same force and effect as if made on the payment date. A “business day” means any day other than Saturday, Sunday or any other day on which banking institutions and trust companies in the State of New York or at a place of payment are authorized or required by law, regulation or executive order to be closed.

      If your Upper DECS are held in certificated form and you fail to surrender the certificate evidencing your Upper DECS to the forward purchase contract agent on the relevant stock purchase date, the shares of our common stock issuable in settlement of the related forward purchase contracts will be registered in the name of the forward purchase contract agent. These shares, together with any distributions on them, will be held by the forward purchase contract agent as agent for your benefit, until the certificate is presented and surrendered or you provide satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the forward purchase contract agent and us.

      If your Upper DECS are held in certificated form and (1) the forward purchase contracts have terminated before the relevant stock purchase date, (2) the related pledged securities have been transferred to the forward purchase contract agent for distribution to the holders and (3) you fail to surrender the certificate evidencing your Upper DECS to the forward purchase contract agent, the pledged securities that would otherwise be delivered to you and any related payments will be held by the forward purchase contract agent as agent for your benefit, until you present and surrender the certificate or provide the evidence and indemnity described above.

      The forward purchase contract agent will not be required to invest or to pay interest on any amounts held by it before distribution.

      No service charge will be made for any registration of transfer or exchange of the Upper DECS, except for any applicable tax or other governmental charge.

Modification

      The forward purchase contract agreement, the pledge agreement and the forward purchase contracts may be amended with the consent of the holders of a majority of the forward purchase contracts at the time outstanding. However, no modification may, without the consent of the holder of each outstanding Upper DECS affected by the modification:

•	change any payment date;

•	change the amount or type of pledged securities required to be pledged to secure obligations under the forward purchase contracts unless not adverse to the holders;

•	impair the right of the holder of any forward purchase contract to receive distributions on the pledged securities underlying the forward purchase contract or otherwise adversely affect the holder’s rights in or to the pledged securities;

•	impair the right to institute suit for the enforcement of any forward purchase contract;

•	reduce the number of shares of our common stock purchasable under any forward purchase contract, increase the price to purchase shares of our common stock on settlement of any forward purchase contract, change the relevant stock purchase dates or otherwise adversely affect the holder’s rights under any forward purchase contract; or

•	reduce the above stated percentage of outstanding forward purchase contracts the consent of whose holders is required for the modification or amendment of the provisions of the forward purchase contract agreement, the pledge agreement or the forward purchase contracts.

Consolidation, merger, sale or conveyance

      The forward purchase contract agreement generally permits us to consolidate with or merge into another company. It also permits us to sell substantially all our assets to another company. However, we may not take any of these actions unless the following conditions are met:

•	If we merge out of existence or sell our assets, the other company may not be organized under a foreign country’s laws. In other words, the other company must be a corporation, partnership, limited liability company or trust organized under U.S. state or federal law or the laws of the District of Columbia. In addition, the other company must agree to be legally responsible for our obligations under the forward purchase contract agreement, the pledge agreement, the remarketing agreement and the forward purchase contracts; and

•	The merger, sale of assets or other transaction must not cause a default under the forward purchase contract agreement, the pledge agreement, the remarketing agreement or the forward purchase contracts.

      If we merge out of existence or sell substantially all our assets, the surviving or acquiring entity will be substituted for us in the forward purchase contract agreement with the same effect as if it had been an original party to that agreement. After a merger or sale of substantially all our assets, the surviving or acquiring entity may exercise our rights and powers under the forward purchase contract agreement, and we will be released from all its liabilities and obligations under the forward purchase contract agreement and the Upper DECS.

Title

      We, the forward purchase contract agent and the collateral agent may treat the registered holder of any Upper DECS as the absolute owner of those Upper DECS for the purpose of making payment and settling the related forward purchase contracts and for all other purposes.

Governing law

      The forward purchase contract agreement, the pledge agreement, the remarketing agreement and the forward purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry system

      DTC will act as securities depositary for the Upper DECS. The Upper DECS will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of Upper DECS, will be issued and deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in the Upper DECS so long as the Upper DECS are represented by global security certificates.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the DTC system is also available to others, collectively referred to as indirect participants, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      No Upper DECS represented by global security certificates may be exchanged in whole or in part for certificated Upper DECS registered, and no transfer of global security certificates will be made in whole or in part for certificated Upper DECS registered, and no transfer of global security certificates in whole or part may be registered, in the name of any person other than DTC or any nominee of DTC, unless DTC has notified us that it is unwilling or unable to continue as depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, DTC has ceased to be qualified to act as required by the forward purchase contract agreement and no successor depositary has been appointed within 90 days after we learn that DTC is no longer qualified or we determine that we will no longer have debt securities represented by global securities or we will permit any of the global securities certificates to be exchangeable or there is a continuing default by us in respect of our obligations under one or more forward purchase contracts, the senior indenture, the forward purchase contract agreement, the senior notes, the Upper DECS, the pledge agreement or any other principal agreements or instruments executed in connection with this offering. All Upper DECS represented by one or more global security certificates or any portion of them will be registered in the names directed by DTC.

      As long as DTC or its nominee is the registered owner of the global security certificates, DTC or that nominee will be considered the sole owner and holder of the global security certificates and all Upper DECS represented by those certificates for all purposes under the Upper DECS and the forward purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or the Upper DECS represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of Upper DECS certificates in exchange and will not be considered to be owners or holders of the global security certificates or any Upper DECS represented by those certificates for any purpose under the Upper DECS or the forward purchase contract agreement. All payments on the Upper DECS represented by the global security certificates and all related transfers and deliveries of senior notes, treasury securities and common stock will be made to DTC or its nominee as their holder.

      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee with respect to participants’ interests or by the participants with respect to interests of persons held by the participants on their behalf.

      Procedures for settlement of forward purchase contracts on the relevant stock purchase date or upon early settlement will be governed by arrangements among DTC, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchange and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time.

      Neither we or any of our agents, nor the forward purchase contract agent or any of its agents, nor the collateral agent or any of its agents, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to those beneficial ownership interests.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Upper DECS certificates

      If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the forward purchase contract agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the forward purchase contract agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the forward purchase contract agent and us.

      We are not required, however, to issue any certificates representing Upper DECS on or after the relevant stock purchase date or after the forward purchase contracts have terminated. In place of the delivery of a replacement certificate following the relevant stock purchase date, the forward purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable under the forward purchase contracts included in the Upper DECS evidenced by the certificate, or, if the forward purchase contracts have terminated before the relevant stock purchase date, transfer the pledged securities related to the Upper DECS evidenced by the certificate.

Information concerning the forward purchase contract agent

      BNY Midwest Trust Company will initially act as forward purchase contract agent. The forward purchase contract agent will act as the agent and attorney-in-fact for the holders of Upper DECS from time to time. The forward purchase contract agreement will not obligate the forward purchase contract agent to exercise any discretionary authority in connection with a default under the forward purchase contract agreement, the pledge agreement, the forward purchase contracts or the pledged securities.

      The forward purchase contract agreement will contain provisions limiting the liability of the forward purchase contract agent. The forward purchase contract agreement will also contain provisions under which the forward purchase contract agent may resign or be replaced. Resignation or replacement of the forward purchase contract agent would be effective upon the appointment of a successor.

      The forward purchase contract agent is one of a number of banks with which we and our subsidiaries maintain ordinary banking and trust relationships.

Information concerning the collateral agent

      BNY Midwest Trust Company will initially act as collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the Upper DECS except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will also contain provisions under which the collateral agent may resign or be replaced. Resignation or replacement of the collateral agent would be effective upon the appointment of a successor.

      The collateral agent is one of a number of banks with which we and our subsidiaries maintain ordinary banking and trust relationships.

Fees and expenses

      The forward purchase contract agreement will provide that we will pay all fees and expenses related to:

•	the offering of the Upper DECS;

•	the retention of the collateral agent;

•	the enforcement by the forward purchase contract agent of the rights of the holders of the Upper DECS; and

•	with certain exceptions, stock transfer and similar taxes attributable to the initial issuance and delivery of our common stock upon settlement of the forward purchase contracts.

      Should you elect to create Stripped DECS or recreate Upper DECS, you will be responsible for any fees or expenses payable in connection with the substitution of the applicable pledged securities, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted. We will not be responsible for any of those fees or expenses.

DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the senior notes supplements, and to the extent inconsistent modifies, the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus, to which description reference is hereby made. The following description is qualified in its entirety by reference to the provisions of the senior indenture. A copy of the senior indenture is filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Capitalized terms not defined in this section have the meanings assigned to such terms in the accompanying prospectus or in the senior indenture.

General

      The senior notes constitute a series of senior debt securities described in the accompanying prospectus to be issued under the senior indenture dated as of November 1, 1996, between us and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as senior indenture trustee. The senior notes will be our direct, unsecured obligations.

      The senior notes are being offered in the principal amount of $650,000,000 (or $747,500,000 if the underwriters exercise in full their option to purchase additional Upper DECS). We may, without the consent of the holders of the senior notes, create and issue additional debt securities under the senior indenture, ranking equally with the senior notes.

      The senior notes will mature on May 17, 2007. The senior notes will initially pay interest at the annual rate of 6.25% in arrears on each February 17, May 17, August 17 and November 17, commencing on August 17, 2002, for quarterly payments due on or before the last quarterly payment date before the relevant stock purchase date. After that date, if the senior notes are successfully remarketed, they will pay interest at the reset rate from that date until they mature on May 17, 2007. If the remarketing agent cannot establish a reset rate meeting the requirements described under “Description of the Upper DECS — Remarketing,” the remarketing agent will not reset the interest rate on the senior notes and the reset rate will continue to be the initial annual rate of 6.25%, until the remarketing agent can establish a reset rate meeting those requirements on a later remarketing date before the relevant stock purchase date. If no remarketing occurs before that date, the initial rate will be the interest rate through maturity of the senior notes. The senior notes are not redeemable before their stated maturity except as described below.

      The amount of interest payable for any period will be computed (1) for any full quarterly period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, on the basis of a 30-day month and, for periods of less than a month, on the basis of the actual number of days elapsed per 30-day month. If any date on which interest is payable on the senior notes is not a business day, the payment of the interest payable on that date will be made on the next day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

      The senior notes will be issued in denominations of $50 and integral multiples of $50.

      The senior notes will not have the benefit of a sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay the senior notes.

      Payment of the principal and interest on the senior notes will rank equally with all of our other unsecured and unsubordinated debt. As of March 31, 2002, there existed approximately $850 million of indebtedness issued under the senior indenture that would have ranked equally with the senior notes. The senior indenture does not limit the amount of additional senior indebtedness that we or any of our subsidiaries may incur. The senior notes will be our exclusive obligations. Since our operations are conducted through subsidiaries, our cash flow and our consequent ability to service debt, including our senior notes, are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings to us or upon other payments of funds by those subsidiaries to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the senior notes or to make funds available for payments on the senior notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

      Any right we have to receive assets of any of our subsidiaries upon their liquidation or reorganization and the resulting right of the holders of the senior notes to participate in those assets will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are ourself recognized as a creditor of the subsidiary, in which case our claims would be subordinated to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to the debt held by us.

Remarketing

      The senior notes will be remarketed as described under “Description of the Upper DECS — Remarketing” and “Description of the Upper DECS — Accelerated remarketing of senior notes.”

      In addition, under the senior notes, we will agree that in the event that and as long as the Bank’s capital category is determined to be below “well capitalized” under then applicable FRB regulations:

•	None of Capital One, the Bank or the Savings Bank will, nor will any of them permit any of their subsidiaries to, enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve or convey, sell, lease or transfer or otherwise dispose of all or substantially all of its or their business or property, except that:

—	any subsidiary of the Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Bank if the Bank is the surviving corporation, or to any other subsidiary of the Bank;

—	any subsidiary of the Savings Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Savings Bank if the Savings Bank is the surviving corporation, or to any other subsidiary of the Savings Bank;

—	the restriction on the transfer of all or substantially all business or property will apply, in the case of the Bank, only to a transfer of managed receivables;

—	any of our subsidiaries (other than the Bank, the Savings Bank or any of their respective subsidiaries) may be merged or consolidated with or into, or transfer all or substantially all of its business or property to us if we are the surviving entity, or to any of our other subsidiaries;

—	the Savings Bank may be merged or consolidated with or into, or transfer all or substantially all of its business or property to the Bank;

—	we or any of our subsidiaries (other than the Bank) may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Bank, or we or any of our subsidiaries (other than the Savings Bank) may be merged or consolidated with or into, or transfer all or substantially all of its business or property to, the Savings Bank; and

—	any of our subsidiaries (other than the Bank) may merge or consolidate with or into, or transfer all or substantially all of its business or property to, any person (other than us or any of our subsidiaries) so long as the surviving corporation is one of our subsidiaries and no event of default under the senior indenture has occurred and is continuing immediately prior to the merger or transfer or would result from the merger or transfer.

We and our subsidiaries will not be prohibited, however, from the sale of credit card loans and other finance receivables under securitizations.

•	None of Capital One, the Bank or the Savings Bank will, nor will any of them permit any of their subsidiaries to, create, incur, assume or suffer to exist any lien upon any of its or their receivables or restricted shares owned by it or them (in each case whether now owned or later acquired), except:

—	liens for taxes not yet due or liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves (in the judgment of management of the relevant entity) have been established;

—	liens imposed by law (i) which are incurred in the ordinary course of business and (x) which do not in the aggregate materially detract from the value of those receivables or restricted shares or materially impair the use of those receivables or restricted shares in the operation of our or any of our subsidiaries’ business or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the receivables or restricted shares subject to the lien or (ii) which do not relate to our or our subsidiaries’ material liabilities and do not in the aggregate materially detract from the value of our or our subsidiaries’ receivables or restricted shares taken as a whole, except that no permitted lien may secure any obligation in an amount exceeding $50,000,000; and

—	any pledge of receivables to a Federal Reserve Bank made in the ordinary course of business to secure advances or other transactions to manage the liquidity position of the relevant entity.

•	With respect to financial covenants:

—	none of Capital One, the Bank or the Savings Bank will permit its leverage ratio on any date to exceed 10.0 to 1;

—	we will not permit our tangible net worth on any date of determination to be less than the sum of (i) $875,000,000 plus (ii) 40% of our cumulative net income as of the last day of our fiscal quarter most recently ended plus (iii) 40% of our cumulative equity proceeds as of that date of determination plus (iv) the Upper DECS issued in this offering; and

—	we will not permit our double leverage ratio on any date of determination to exceed 1.25 to 1.

•	With respect to lines of business:

—	the Bank will not, nor will it permit any of its subsidiaries to, engage to any extent in any line or lines of business activity other than as permitted by its charter;

—	the Savings Bank will not, nor will it permit any of its subsidiaries to, engage to any extent in any line or lines of business activity other than as permitted by its charter; and

—	we will not, nor will we permit any of our subsidiaries to, engage to any material extent in any line or lines of business activity other than consumer-oriented or consumer-related business activities and database marketing activities, and other business activities to the extent that other business activities are direct applications of the information based strategies and related proprietary strategies used by us or our subsidiaries in the conduct of our or their business.

      “Cumulative equity proceeds” means, as of any date of determination, the aggregate amount of all cash received on or prior to the date of determination by Capital One and its subsidiaries in respect of any equity issuance effected after March 31, 1999, net of reasonable expenses incurred by Capital One and its subsidiaries in connection with the equity issuance.

      “Cumulative net income” means, as of any date of determination, the aggregate net operating income of Capital One and its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) for each fiscal quarter of Capital One (a) commencing with the fiscal quarter ended June 30, 1999 and (b) ending with the fiscal quarter most recently ended on or prior to that date of determination, except that cumulative net income will be determined exclusive of any fiscal quarter of Capital One for which the net operating income of Capital One and its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) is less than zero.

      “Double leverage ratio” means, on any date, the ratio of (a) the sum of (i) intangibles with respect to Capital One on that date plus (ii) the aggregate investment of Capital One on that date in the capital stock of its subsidiaries (including our interest in undistributed earnings of our subsidiaries), to (b) net worth on that date.

      “Equity issuance” means (a) any issuance or sale by Capital One or any of its subsidiaries (other than the Upper DECS and common stock issued in connection with this offering) of (i) any of its capital stock, (ii) any warrants or options exercisable in respect of its capital stock (other than any warrants or options issued to directors, officers or employees of Capital One or any of its subsidiaries pursuant to employee benefit plans established in the ordinary course of business and any capital stock of Capital One issued upon the exercise of those warrants or options) or (iii) any other security or instrument representing an equity interest (or the right to obtain an equity interest) in Capital One or any of its subsidiaries or (b) the receipt by Capital One or any of its subsidiaries from any person not a shareholder of Capital One of any capital contribution (whether or not evidenced by any equity security issued by the recipient of that contribution), except that the term equity issuance shall not include (i) any issuance or sale by a subsidiary of Capital One to Capital One or any wholly-owned subsidiary of Capital One or (ii) any capital contribution by Capital One or any wholly-owned subsidiary of Capital One to any subsidiary of Capital One.

      “Indebtedness” means, for any person (a) obligations created, issued or incurred by that person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another person subject to an understanding or agreement, contingent or otherwise, to repurchase that property from that person), (b) obligations of that person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business so long as those trade accounts payable are payable within 90 days of the date the respective goods are delivered or the respective services are rendered, (c) indebtedness of others secured by a lien on the property of that person, whether or not the respective indebtedness so secured has been assumed by that person, (d) non-contingent obligations of that person in respect of letters of credit, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for account of that person, (e) capital lease obligations of that person, and (f) indebtedness of others guaranteed by that person.

      “Intangibles” means, at any date and with respect to any of Capital One, the Bank and the Savings Bank, the aggregate amount (to the extent reflected in determining the consolidated stockholders’ equity of that entity and its consolidated subsidiaries) of (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of assets of a going concern business made within 12 months after the acquisition of that business) subsequent to September 30, 1996 in the book value of any asset by that entity or any of its consolidated subsidiaries, (b) all investments in unconsolidated subsidiaries and all equity investments in persons that are not subsidiaries and (c) all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, anticipated future benefit of tax loss carry-forwards, copyrights, organization or developmental expenses and other intangible assets.

      “Leverage ratio” means, on any date and with respect to Capital One, the Bank or the Savings Bank, the ratio of (a) the sum (determined for the relevant entity and its consolidated subsidiaries on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles) of (i) the aggregate amount of indebtedness outstanding on that date (not including non-brokered deposit liabilities incurred by the Bank or the Savings Bank in the ordinary course of business) minus (ii) the aggregate amount of all on-balance sheet loans held for securitization on that date to (b) tangible net worth with respect that entity on that date.

      “Managed receivables” means on any date with respect to us, the sum for us and our subsidiaries (determined on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles), of (a) all on-balance sheet credit card loans and other finance receivables plus

(b) all on-balance sheet credit card loans and other finance receivables held for securitization plus (c) all securitized credit card loans and other finance receivables.

      “Net worth” means, on any date, the consolidated stockholders’ equity of Capital One and its consolidated subsidiaries (including any common stock issued in connection with this offering), all determined as of that date on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles plus, until that common stock is issued, the aggregate stated amount of the Upper DECS issued in this offering after giving effect to the underwriters’ over-allotment option (if exercised).

      “Restricted shares” means, with respect to Capital One, the Bank or the Savings Bank, shares of stock of or other ownership interests in that entity or any subsidiary of that entity engaged primarily in the extension of consumer credit to third parties or securitizations of receivables related to that extension of consumer credit, excluding without limitation any ownership interests of any of these entities in America One Communications, Inc.

      “Tangible net worth” means, on any date and with respect to any of Capital One, the Bank and the Savings Bank, the consolidated stockholders’ equity of that entity and its consolidated subsidiaries (including any common stock issued in connection with this offering) less intangibles of that entity and its consolidated subsidiaries plus, until that common stock is issued, the aggregate stated amount of the Upper DECS issued in this offering after giving effect to the underwriters’ over-allotment option (if exercised), all determined as of that date on a consolidated basis without duplication in accordance with U.S. generally accepted accounting principles.

Optional remarketing of senior notes that are not included in Upper DECS

      On or before the fourth business day immediately preceding the first day of a remarketing period, holders of senior notes that are not components of Upper DECS may elect to have their senior notes remarketed in the same manner as senior notes that are components of Upper DECS by delivering their senior notes along with a notice of this election to the collateral agent. The collateral agent will hold the senior notes in an account separate from the collateral account in which the pledged securities will be held. Holders of senior notes electing to have their notes remarketed will also have the right to withdraw the election on or before the fourth business day immediately preceding the first day of the relevant remarketing period.

Tax event redemption

      If a tax event occurs and is continuing, we may, at our option, redeem the senior notes in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each senior note, the redemption amount referred to below. Installments of interest on senior notes that are due and payable on or before a redemption date will be payable to holders of the senior notes registered as holders at the close of business on the relevant record dates. If, following the settlement of the forward purchase contracts and following the occurrence of a tax event, we exercise our option to redeem the senior notes, the proceeds of the redemption will be payable in cash to the holders of the senior notes. If the tax event redemption occurs before the earlier of a successful remarketing of the senior notes or the relevant stock purchase date, the redemption price for the senior notes forming part of Upper DECS at the time of the tax event redemption will be distributed to the collateral agent, who in turn will purchase the applicable treasury portfolio described below on behalf of the holders of Upper DECS and remit the remainder of the redemption price, if any, to the forward purchase contract agent for payment to the holders. The treasury portfolio will be substituted for corresponding senior notes and will be pledged to the collateral agent to secure the obligations of the holders of the Upper DECS to purchase shares of our common stock under the forward purchase contracts.

      “Tax event” means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in matters of this kind, which may be Cleary, Gottlieb, Steen & Hamilton, to the effect that there is more than an insubstantial risk that interest payable by us on the senior notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of (1) any amendment to, change in, or announced proposed change in, the laws, or any regulations under the laws, of the United States or any political subdivision or taxing authority of or in the United States affecting taxation, (2) any amendment to or change in an official interpretation or application of any law or regulations of this kind by any legislative body, court, governmental agency or regulatory authority or (3) any official interpretation or pronouncement that provides for a position with respect to any laws or regulations of this kind that differs from the generally accepted position on the date of this prospectus supplement, which amendment, change, or proposed change is effective or which interpretation or pronouncement is announced on or after the date of this prospectus supplement.

      “Redemption amount” means in the case of a tax event redemption occurring before a successful remarketing of the senior notes, for each senior note the product of the principal amount of the note and a fraction whose numerator is the treasury portfolio purchase price and whose denominator is the aggregate principal amount of senior notes outstanding on the tax event redemption date, and in the case of a tax event redemption date occurring after the earlier of a successful remarketing of the senior notes or the relevant stock purchase date, the par value of the senior notes plus accrued and unpaid interest, if any.

      “Treasury portfolio” means a portfolio of zero-coupon U.S. treasury securities consisting of principal or interest strips of U.S. treasury securities that mature on May 15, 2005 in an aggregate amount equal to the aggregate principal amount of the senior notes outstanding on the tax event redemption date, and with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and no later than May 17, 2005 interest or principal strips of U.S. treasury securities that mature on or before that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the senior notes outstanding on that date. These treasury securities are non-callable by us.

      “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the treasury portfolio for settlement on the tax event redemption date.

      “Quotation agent” means Salomon Smith Barney Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of senior notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the senior notes. If any senior notes are called for redemption, neither we nor the trustee will be required to register the transfer of or exchange the senior notes to be redeemed.

Defeasance and discharge

      The defeasance provisions of the senior indenture described under “Description of Debt Securities — Legal Defeasance and Covenant Defeasance” in the accompanying prospectus will not apply to the senior notes.

Same-day settlement and payment

      Settlement by purchasers of the senior notes will be made in immediately available funds. All payments by us to the depositary of principal and interest will be made in immediately available funds. So long as any senior notes are represented by global securities registered in the name of the depositary or its nominee, those senior notes will trade in the depositary’s Same-Day Funds Settlement System and secondary market trading in those senior notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in senior notes.

Book-entry and settlement

      Senior notes that are released from the pledge following substitution or early settlement will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of DTC or its nominee. Except as provided below and except upon recreation of Upper DECS, owners of beneficial interests in a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders of the senior notes for any purpose under the senior indenture, and no global security representing notes will be exchangeable, except for another global security of the same denomination and tenor to be registered in the name of DTC or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of DTC and if the beneficial owner is not a participant, on the procedures of the participant through which the beneficial owner owns its interest to exercise any rights of a holder under the senior indenture.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global security.

      Certificates for the senior notes will be printed and delivered in exchange for beneficial interests in the global securities if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

•	DTC at any time ceases to be a clearing agency registered under the Securities Exchange Act and no successor depositary has been appointed within 90 days after we learn that DTC has ceased to be so registered, or

•	we determine in our sole discretion that we will no longer have senior debt securities represented by global securities or will permit any of the global security certificates to be exchangeable or an event of default under the senior indenture has occurred and is continuing.

      Any global note that is exchangeable as described in the preceding sentence will be exchangeable for note certificates registered in the names directed by DTC. We expect that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security certificates.

Trustee

      BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, will serve as the senior indenture trustee with respect to the senior notes. The trustee is one of a number of banks with which we and our subsidiaries maintain ordinary banking and trust relationships.

UNITED STATES FEDERAL INCOME TAX

      The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Upper DECS, the senior notes, treasury securities and forward purchase contracts that are or may be the components of the Upper DECS, and shares of our common stock acquired under a forward purchase contract to U.S. holders of Upper DECS who purchase Upper DECS in the initial offering at their original offering price and hold the Upper DECS, senior notes, treasury securities, forward purchase contracts and shares of our common stock as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations and proposed treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

      This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies or tax-exempt organizations, (2) persons holding Upper DECS, senior notes or shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

      No statutory, administrative or judicial authority directly addresses the treatment of Upper DECS or instruments similar to Upper DECS for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Upper DECS. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of Upper DECS, senior notes, treasury securities and shares of our common stock acquired under a forward purchase contract in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

      The following is a discussion of U.S. federal income tax considerations relevant to a “U.S. holder” of Upper DECS. For purposes of this discussion, the term U.S. holder means an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other entity or person generally subject to U.S. federal income tax on a net income basis.

Upper DECS

      Allocation of purchase price. A U.S. holder’s acquisition of an Upper DECS will be treated as an acquisition of the senior note and the forward purchase contract constituting the Upper DECS for U.S. federal income tax purposes and by purchasing an Upper DECS, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the acquisition of an Upper DECS will be so treated. The purchase price of each Upper DECS will be allocated among the senior note and the forward purchase contract constituting the Upper DECS, in proportion to their respective fair market values at the time of purchase. This allocation will establish the U.S. holder’s initial tax basis in the senior note and the forward purchase contract. We expect to report the fair market value of each senior note as $47.47 and the fair market value of each forward purchase contract as $2.53. This position will be binding on each U.S. holder unless a U.S. holder explicitly discloses a contrary position on a statement attached to that U.S. holder’s timely filed U.S. federal income tax returns for the taxable year in which that U.S. holder acquires an Upper DECS, but this position will not be binding on the IRS. Thus, absent disclosure of that kind, a U.S. holder should allocate the purchase price for an Upper DECS in accordance with the values reported by us. The remainder of this discussion assumes that this allocation of the purchase price of an Upper DECS will be respected for U.S. federal income tax purposes.

      Ownership of senior notes or treasury securities. For U.S. federal income tax purposes, a U.S. holder will be treated as owning the senior notes or treasury securities constituting a part of the Upper DECS owned. We, under the terms of the Upper DECS, and each U.S. holder, by acquiring Upper DECS, agree to treat the senior notes or treasury securities constituting a part of the Upper DECS as owned by that U.S. holder for all tax purposes, and the remainder of this summary assumes this treatment. The U.S. federal income tax consequences of owning the senior notes or treasury securities are discussed below under “— Senior notes,” “— Stripped DECS” and “— Treasury securities purchased on remarketing.”

      Sales, exchanges or other taxable dispositions of Upper DECS. If a U.S. holder sells, exchanges or otherwise disposes of Upper DECS in a taxable disposition, the U.S. holder will be treated as having sold, exchanged or disposed of each of the forward purchase contract and the senior note or treasury securities that constitute the Upper DECS. The proceeds realized on this disposition will be allocated between the forward purchase contract and the senior note or treasury securities in proportion to their respective fair market values. As a result, as to each of the forward purchase contract and the senior note or treasury securities, a U.S. holder generally will recognize gain or loss equal to the difference between the portion of the proceeds received by the U.S. holder that is allocable to the forward purchase contract and the senior note or treasury securities and the U.S. holder’s adjusted tax basis in the forward purchase contract and the senior note or treasury securities, except that amounts received by a taxpayer who uses a cash method of tax accounting with respect to accrued but unpaid interest on treasury securities will be treated as ordinary interest income to the extent not previously taken into income.

      In the case of the forward purchase contract and the treasury securities, the gain or loss generally will be capital gain or loss. The gain or loss generally will be long-term capital gain or loss if the U.S. holder held the Upper DECS or, in the case of the treasury securities, the treasury security for more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. We summarize the rules governing the determination of the character of gain or loss on the disposition of a senior note under “— Senior notes — Sales, exchanges, remarketing or other taxable dispositions of senior notes.” Because gain or loss on disposition of a senior note may be treated as ordinary income or loss, disposition of an Upper DECS consisting of a forward purchase contract and a senior note may give rise to capital gain or loss on the forward purchase contract and ordinary income or loss on the senior note, which must be reported separately for U.S. federal income tax purposes.

      If the sale, exchange or other disposition of an Upper DECS occurs when the forward purchase contract has a negative value, a U.S. holder should be considered to have received additional consideration for the senior note or treasury securities in an amount equal to that negative value and to have paid that amount to be released from the U.S. holder’s obligations under the related forward purchase contract. Because, as discussed below, any gain on the disposition of a senior note before the forward purchase contract settlement date generally will be treated as ordinary interest income for U.S. federal income tax purposes, the ability to offset that interest income with a loss on the forward purchase contract may be limited. U.S. holders should consult their tax advisors regarding a disposition of an Upper DECS at a time when the forward purchase contract has a negative value.

Senior notes

      Classification of the senior notes. In connection with the issuance of the senior notes, our counsel, Cleary, Gottlieb, Steen & Hamilton, has advised us that the senior notes will be classified as indebtedness for U.S. federal income tax purposes. We, under the terms of the senior notes, and each U.S. holder, by acquiring senior notes, agree to treat the senior notes as our indebtedness for all tax purposes.

      Original issue discount. Because of the manner in which the interest rates on the senior notes are reset, we intend to take the position that the senior notes are contingent payment debt instruments subject to the “noncontingent bond method” for accruing original issue discount, as established in the applicable Treasury Regulations and, under the senior indenture, each holder agrees to treat the senior notes as indebtedness subject to the regulations governing contingent payment debt instruments. The remainder of this disclosure assumes that the senior notes are contingent payment debt instruments for U.S. federal income tax purposes.

      As discussed more fully below, the effects of applying this method will be (1) to require each U.S. holder, regardless of the holder’s usual method of tax accounting, to use an accrual method with respect to the interest income on senior notes, (2) to require each U.S. holder to accrue interest income in excess of interest payments actually received for all accrual periods through the last quarterly payment date before the relevant stock purchase date, and possibly for accrual periods after that date, and (3) generally to result in ordinary, rather than capital, treatment of any gain or loss on the sale, exchange or other disposition of senior notes. (See “— Sales, exchanges, remarketing or other taxable dispositions of senior notes” below).

      A U.S. holder will be required to accrue original issue discount on a constant yield to maturity basis based on the “comparable yield” of the senior notes. The comparable yield of the senior notes generally will be the rate at which we would issue a fixed rate noncontingent debt instrument with terms and conditions similar to the senior notes. We have determined that the comparable yield on the senior notes is 8.625%.

      The amount of original issue discount on a senior note for each accrual period will be determined by multiplying the comparable yield of the senior note, adjusted for the length of the accrual period, by the senior note’s adjusted issue price at the beginning of the accrual period. Based on the allocation of the purchase price of each Upper DECS described above under “ — Upper DECS — Allocation of purchase price,” the adjusted issue price of each senior note, per $50 of principal amount, at the beginning of the first accrual period will be $47.47, and the adjusted issue price of each senior note at the beginning of each subsequent accrual period will be equal to $47.47, increased by any original issue discount previously accrued by the U.S. holder on the senior note and decreased by the amount of projected payments on the senior note through that date. The amount of original issue discount so determined will then be allocated on a ratable basis to each day in the accrual period that the U.S. holder holds the senior note.

      If after the date on which the interest rate on the senior notes is reset, the remaining amounts of principal and interest payable differ from the payments stated on the applicable projected payment schedule, as described below, negative or positive adjustments reflecting this difference should generally be taken into account by the U.S. holder as adjustments to interest income in a reasonable manner over the period to which they relate. We expect to account for any difference of this kind with respect to a period as an adjustment for that period.

      A projected payment schedule for a senior note subject to the noncontingent bond method must include stated interest and principal payments on the senior note and additional projected payments on the senior note in amounts such that all projected payments produce a yield to maturity on the senior note equal to the senior note’s comparable yield, computed by taking into account the issue price of the senior note. We have determined that the projected payments are $0.99 on August 17, 2002, $0.78 for each subsequent quarter ending on or before February 17, 2005 and $1.54 for each quarter ending after February 17, 2005 and that the projected payment for the senior notes, per $50 of principal amount, at the maturity date is $51.54, which includes the stated principal amount of the senior notes as well as the final projected interest payment.

      A U.S. holder is generally bound by the comparable yield and projected payment schedule provided by us under the terms of the Upper DECS. We supply the comparable yield and projected payment schedules solely for computing income under the noncontingent bond method for U.S. federal income tax purposes. These schedules do not constitute projections or representations as to the amounts that a U.S. holder will actually receive as a result of owning senior notes or Upper DECS.

      Tax basis in senior notes. A U.S. holder’s tax basis in a senior note will be equal to the portion of the purchase price for the Upper DECS allocated to the senior notes as described above under “— Upper DECS — Allocation of purchase price,” increased by the amount of original issue discount included in income with respect to the senior note and decreased by the amount of projected payments with respect to the senior note through the computation date.

      Sales, exchanges, remarketing or other taxable dispositions of senior notes. A U.S. holder will recognize gain or loss on a disposition of senior notes, including a redemption for cash or upon the remarketing of the senior notes, in an amount equal to the difference between the amount realized by the U.S. holder on the disposition of the senior notes and the U.S. holder’s adjusted tax basis in the senior notes. Selling expenses incurred by the U.S. holder, including the remarketing fee, will reduce the amount of gain or increase the amount of loss recognized by the U.S. holder upon a disposition of senior notes. Gain recognized on the disposition of a senior note before the date on which the interest rate on the senior notes is reset will be treated as ordinary interest income. Loss recognized on the disposition of a senior note before the interest rate reset date will be treated as ordinary loss to the extent of the U.S. holder’s prior inclusions of original issue discount on the senior note reduced by coupon payments received. Any loss in excess of this amount will be treated as a capital loss. In general, gain recognized on the disposition of a senior note on or after the interest rate reset date will be ordinary interest income to the extent attributable to the excess, if any, of the total remaining principal and interest payments due on the senior note over the total remaining payments stated on the projected payment schedule for the senior note. Any gain recognized in excess of this amount and any loss recognized on a disposition of this kind will generally be treated as a capital gain or loss. Long-term capital gains of individuals are eligible for reduced rates of taxation. There are limitations on deductibility of capital losses.

Forward purchase contracts

      Acquisition of our common stock under a forward purchase contract. A U.S. holder generally will not recognize gain or loss on the purchase of our common stock under a forward purchase contract, except with respect to any cash paid to a U.S. holder in lieu of a fractional share of our common stock, which should be treated as paid in exchange for the fractional share. A U.S. holder’s aggregate initial tax basis in our common stock received under a forward purchase contract should generally equal the purchase price paid for the common stock, plus the properly allocable portion of the U.S. holder’s adjusted tax basis, if any, in the forward purchase contract as described under “— Upper DECS — Allocation of purchase price,” less the portion of the purchase price and adjusted tax basis allocable to the fractional share. The holding period for our common stock received under a forward purchase contract will commence on the day of the acquisition of the common stock.

      Early settlement of forward purchase contract. The purchase of our common stock on early settlement of a forward purchase contract will be taxed as described above. A U.S. holder of Upper DECS will not recognize gain or loss on the return of the U.S. holder’s proportionate share of senior notes or treasury securities upon early settlement of a forward purchase contract and will have the same adjusted tax basis and holding period in the senior notes or treasury securities as before the early settlement.

      Termination of forward purchase contract. If a forward purchase contract terminates, a U.S. holder of Upper DECS will recognize a loss equal to the U.S. holder’s adjusted tax basis, if any, in the forward purchase contract at the time of the termination. Any loss of this kind will be a capital loss. There are limitations on deductibility of capital losses. A U.S. holder will not recognize gain or loss on the return of the U.S. holder’s proportionate share of senior notes or treasury securities upon termination of the forward purchase contract, and the U.S. holder will have the same adjusted tax basis and holding period in the senior notes or treasury securities as before the termination.

      Adjustment to settlement rate. A U.S. holder of Upper DECS might be treated as receiving a constructive dividend distribution from us if (1) the settlement rate is adjusted and as a result of the adjustment the U.S. holder’s proportionate interest in our assets or earnings and profits is increased and (2) the adjustment is not made under a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made under a formula of this kind if the adjustment were made to compensate a U.S. holder for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to a U.S. holder of Upper DECS even though the U.S. holder would not receive any cash related to the increase in the settlement rate.

Common stock

      Any taxable distribution on our common stock paid by us out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a dividend and will be includible in income by a U.S. holder when received. Any dividend of this kind will be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

      Upon a disposition of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in our common stock as described under “— Forward purchase contracts — Acquisition of our common stock under a forward purchase contract.” Long-term capital gains of individuals are eligible for reduced rates of taxation.

Stripped DECS

      Substitution of treasury securities to create Stripped DECS. A U.S. holder of Upper DECS who delivers treasury securities to the collateral agent in substitution for senior notes or other pledged securities generally will not recognize gain or loss upon the delivery of the treasury securities or the release of the senior notes or other pledged securities to the U.S. holder. The U.S. holder will continue to take into account items of income otherwise includible or deductions otherwise deductible by the U.S. holder with respect to the treasury securities and senior notes or other pledged securities, and the forward purchase contract will not be affected by the delivery and release. For a discussion of the tax consequences of holding treasury securities, see “— Treasury securities purchased in connection with Upper DECS,” below.

      Substitution of senior notes to recreate Upper DECS. A U.S. holder of Stripped DECS who delivers senior notes to the collateral agent in substitution for pledged treasury securities generally will not recognize gain or loss upon the delivery of the senior notes or the release of the pledged treasury securities to the U.S. holder. The U.S. holder will continue to take into account items of income otherwise includible or deductions otherwise deductible by the holder with respect to the pledged treasury securities and the senior notes. The U.S. holder’s tax basis in the senior notes, the pledged treasury securities and the forward purchase contract will not be affected by the delivery and release. U.S. holders should consult their own advisors concerning the tax consequences of purchasing, owning and disposing of the treasury securities so released to them.

Treasury securities purchased in connection with Upper DECS

      A U.S. holder’s initial basis in the treasury securities purchased by the collateral agent in connection with a remarketing will be equal to the amount paid for the treasury securities.

      In general, a U.S. holder will be required for U.S. federal income tax purposes to recognize original issue discount on treasury securities (other than short-term treasury securities, as defined below), on a constant yield basis, regardless of the U.S. holder’s method of tax accounting, and acquisition discount on treasury securities, when it is paid or accrues generally in accordance with the U.S. holder’s normal method of tax accounting. U.S. holders should consult their own tax advisors concerning the tax consequences of purchasing, owning and disposing of the treasury securities so delivered to the collateral agent.

      For purposes of this discussion, a short-term treasury security is any treasury security with a maturity of one year or less from the date of its issue (or in the case of a treasury strip, from the date of its purchase by the U.S. holder). If a U.S. holder is on the cash method of accounting, it will generally not include income on short-term treasury securities until payment is received on them. If a U.S. holder is on the accrual method of accounting, it will be required to include acquisition discount in income over the remaining term of the short-term treasury securities and will increase its basis in the short-term treasury securities by the amount of acquisition discount included in income.

Backup withholding tax and information reporting

      Unless a U.S. holder is an exempt recipient, such as a corporation, payments under Upper DECS, senior notes, forward purchase contracts, treasury securities or our common stock, the proceeds received with respect to a fractional share of our common stock upon the settlement of a forward purchase contract, and the proceeds received from the sale of Upper DECS, senior notes, forward purchase contracts, treasury securities or our common stock, will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply accurate taxpayer identification numbers or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability provided the U.S. holder provides the required information to the IRS.

Consequences to non-U.S. holders

      The following discussion is a summary of the principal U.S. federal income tax consequences resulting from the purchase, acquisition and ownership of Upper DECS by “non-U.S. holders.” For purposes of this discussion, a “non-U.S. holder” is a holder of an Upper DECS that is not a U.S. person. A “U.S. person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, an estate to whose income U.S. federal income taxation applies regardless of its source or a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and (b) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

      Current payments and dividends. The payment of interest, including gain on the disposition of a senior note that is treated as interest, and amounts attributable to original issue discount on the senior notes or treasury securities to a non-U.S. holder will not be subject to U.S. federal withholding tax if: (1) in the case of senior notes, the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a controlled foreign corporation that is related to us within the meaning of the Code, and (2) the beneficial owner of the senior note or treasury securities provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder. If the foregoing exceptions do not apply, payments on the senior notes or treasury securities with an original term longer than 183 days may be subject to gross withholding at the rate of 30% or such lower rate as may be available to a non-U.S. holder under an applicable treaty.

      Dividend payments to non-U.S. holders in respect of our common stock will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be available to a non-U.S. holder under an applicable treaty.

      Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain (other than gain on the disposition of a senior note that is treated as interest) realized on the sale, exchange, maturity or redemption of either an Upper DECS, a Stripped DECS, a senior note, a forward purchase contract, any treasury securities, or any shares of our common stock unless (1) the gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) the gain or income is attributable to an office or other fixed place of business maintained in the United States by the holder or (B) the holder has a tax home in the United States.

      Information reporting and backup withholding. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, unless either we or our paying agent has actual knowledge that the holder is a U.S. person.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the purchase of the Upper DECS (and the securities underlying the Upper DECS) by employee benefit plans to which Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (which we call ERISA), applies; plans, individual retirement accounts and other arrangements to which Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (which we call collectively Similar Laws), apply; and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each of which we call a Plan).

      Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the Upper DECS (and the securities underlying the Upper DECS). Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.

      Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call ERISA Plans, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

      Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the Upper DECS (and the securities underlying the Upper DECS) were acquired by an ERISA Plan with respect to which we or any of our affiliates are a party in interest or a disqualified person. For example, if we are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or by reason of our ownership of our subsidiaries), an extension of credit prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code (or similar provisions under Similar Laws) between the investing ERISA Plan and us may be deemed to occur, unless exemptive relief were available under an applicable exemption (see below).

      The United States Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the Upper DECS (and the securities underlying the Upper DECS). Those class exemptions include:

•	PTCE 96-23 — for certain transactions determined by in-house asset managers,

•	PTCE 95-60 — for certain transactions involving insurance company general accounts,

•	PTCE 91-38 — for certain transactions involving bank collective investment funds,

•	PTCE 90-1 — for certain transactions involving insurance company separate accounts, and

•	PTCE 84-14 — for certain transactions determined by independent qualified professional asset managers.

      Because of the possibility that direct or indirect prohibited transactions or violation of Similar Laws could occur as a result of the purchase, holding or disposition of the Upper DECS (and the securities underlying the Upper DECS) by a Plan, the Upper DECS may be not purchased by any Plan, or any person investing “plan assets” of any Plan, unless its purchase, holding and disposition of the Upper DECS (and the securities underlying the Upper DECS) will not result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Laws. Any purchaser or holder of the Upper DECS or any interest in the Upper DECS will be treated as if it has represented by its purchase and holding of the Upper DECS that either:

•	it is not a Plan and is not purchasing the Upper DECS or interest in the Upper DECS on behalf of or with “plan assets” of any Plan, or

•	its purchase, holding and disposition of the Upper DECS or interest in the Upper DECS (and accompanying interests in, and potential transactions involving, the securities underlying the Upper

DECS) will not result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Laws.

      In addition, no Plan will be permitted to participate in the remarketing program unless and until the Plan provides the remarketing agent with assurances, reasonably satisfactory to the remarketing agent, that the Plan’s participation in the remarketing program will not result in a non-exempt prohibited transaction under ERISA or the Code or a violation of any Similar Law.

      Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of Upper DECS (and the securities underlying the Upper DECS) on behalf of or with “plan assets” of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws of the acquisition, ownership and disposition of Upper DECS (and the securities underlying the Upper DECS), whether any exemption would be applicable, and whether all conditions of such exemption have been satisfied such that the acquisition and holding of the Upper DECS (and the securities underlying the Upper DECS) by the Plan are entitled to full exemptive relief thereunder.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of Upper DECS set forth opposite the underwriter’s name.

Number of
Underwriter	Upper DECS

Salomon Smith Barney Inc.	4,940,000
Credit Suisse First Boston Corporation	4,940,000
Banc of America Securities LLC	1,040,000
Lehman Brothers Inc.	1,040,000
J.P. Morgan Securities Inc.	1,040,000

Total	13,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the Upper DECS are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Upper DECS (other than those covered by the over-allotment option described below) if they purchase any of the Upper DECS.

      The underwriters propose to offer the Upper DECS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Upper DECS to dealers at the public offering price less a concession not to exceed $0.90 per Upper DECS. If all of the Upper DECS are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, to purchase from us within 13 days from the original issuance of the Upper DECS, up to 1,950,000 additional Upper DECS at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Upper DECS approximately proportionate to that underwriter’s initial purchase commitment.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Upper DECS.

	Paid by Capital One

	No	Full
	Exercise	Exercise

Per Upper DECS	$1.50	$1.50
Total	$19,500,000	$22,425,000

      We have agreed that, for a period of 90 days from April 17, 2002, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any Upper DECS, forward purchase contracts or shares of our common stock or any securities substantially similar to the Upper DECS, forward purchase contracts or shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or substantially similar securities (other than the exercise of outstanding options and issuance of shares issuable under a plan for employees or shareholders in effect on the date of this prospectus supplement). Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our common stock is listed on the NYSE under the symbol “COF.” We have applied to have the Upper DECS listed on the NYSE under the symbol “COF C.”

      The Upper DECS are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Upper DECS but are not obliged to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Upper DECS.

      In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell Upper DECS in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Upper DECS in excess of the number of Upper DECS to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of Upper DECS made in an amount up to the number of Upper DECS represented by the underwriters’ over-allotment option. In determining the source of Upper DECS to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Upper DECS available for purchase in the open market as compared to the price at which they may purchase Upper DECS through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Upper DECS in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of Upper DECS in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Upper DECS in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Upper DECS in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Upper DECS made for the purpose of preventing or retarding a decline in the market price of the Upper DECS while the offering is in progress.

      The underwriters may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Upper DECS originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Upper DECS. They may also cause the price of the Upper DECS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $470,000.

      The underwriters and their affiliates have performed investment banking and advisory and general financing and commercial banking services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of Upper DECS to underwriters for sale to their online brokerage account holders. The representatives will allocate Upper DECS to underwriters that may make Internet distributions on the same basis as other allocations. In addition, Upper DECS may be sold by the underwriters to securities dealers who resell Upper DECS to online brokerage account holders.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      This prospectus supplement, as amended or supplemented, may be used by the remarketing agent for remarketing the senior notes or upon early settlement of the forward purchase contracts.

LEGAL MATTERS

      John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary, will pass upon the validity of the Upper DECS offered by this prospectus supplement for Capital One. As of March 31, 2002, Mr. Finneran owned 27,052 shares of common stock and held 119,652 vested options and 535,293 unvested options to purchase additional shares of common stock issued under Capital One’s 1994 Stock Incentive Plan. Cleary, Gottlieb, Steen & Hamilton will pass upon the validity of, and certain other matters with respect to, the Upper DECS offered by this prospectus supplement for Capital One. Simpson Thacher & Bartlett, New York, New York will pass upon the validity of the Upper DECS offered by this prospectus supplement for the underwriters.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited Capital One’s consolidated financial statements incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Capital One’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

$1,787,000,000

Capital One Financial Corporation

Debt Securities
Preferred Stock
Common Stock
Stock Purchase Contracts
Equity Units

        We will provide specific terms of these securities in supplements to this prospectus. We urge you to read this prospectus and any prospectus supplement carefully before you make your investment decision.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 21, 2002.

ABOUT THIS PROSPECTUS

      In this prospectus, “Capital One,” “we,” “our” or “us” refers to Capital One Financial Corporation.

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may from time to time issue and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,787,000,000. This prospectus provides you with a general description of the securities we may issue and sell. Each time we issue and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

      Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

•	continued intense competition from numerous providers of products and services which compete with Capital One’s businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	Capital One’s ability to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth;

•	losses associated with new products or services or expansion internationally;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in any prospectus supplement and in Capital One’s Annual Report on Form 10-K for the year ended December 31, 2000.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

      We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Capital One’s future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Capital One’s ability to control or predict.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we have filed with the SEC under the Securities Act of 1933, or the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected by anyone without charge at the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

      In addition, Capital One files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

      You may also obtain copies of this information by mail from the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also inspect reports, proxy statements and other information that Capital One has filed electronically with the SEC at the SEC’s web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows Capital One to “incorporate by reference” information into this prospectus and any prospectus supplement. This means that Capital One can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus and any prospectus supplement. Information that Capital One files later with the SEC and that is incorporated by reference in any prospectus supplement will automatically update and supercede information contained in this prospectus and any prospectus supplement. Capital One’s SEC file number is 001-13300.

      The following documents contain important information about Capital One and its financial condition. Capital One has previously filed these documents with the SEC and incorporates them by reference into this prospectus:

•	its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 29, 2001;

•	its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, filed on May 11, 2001, August 14, 2001 and November 14, 2001, respectively;

•	its Current Reports on Form 8-K filed on January 17, 2001, January 19, 2001, April 17, 2001, July 18, 2001, July 26, 2001, September 21, 2001, October 17, 2001, October 25, 2001, November 2, 2001 and January 16, 2002; and

• its definitive proxy statement[1] filed on March 18, 2002.

1	The information referred to in Item (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Regulation 14C promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus.

      We also incorporate by reference in this prospectus additional documents that Capital One may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

      Documents incorporated by reference are available from Capital One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, telephone (703) 205-1000.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAPITAL ONE FINANCIAL CORPORATION

Overview

      Capital One is a corporation incorporated in Delaware on July 21, 1994. Its subsidiaries market a variety of financial products and services to consumers using its proprietary information-based strategy, which we refer to as IBS and which is described in more detail below. Its common stock is listed on the New York Stock Exchange under the symbol “COF” and is included in the Standard & Poor’s 500 Index. Its principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, its telephone number is (703) 205-1000 and its internet address is http://www.capitalone.com. The information on our web site is not part of this prospectus.

      Capital One’s predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and Capital One, through its subsidiaries, is one of the oldest continually operating bank card issuers in the United States. Capital One, through its subsidiaries, is one of the largest issuers of MasterCard and Visa2 credit cards in the world. The success of its IBS, which it initiated in 1998, in addition to credit card industry dynamics, has been the foundation of its growth in terms of managed credit card loans and accounts. As of December 31, 2001, Capital One had total reported assets of $28.2 billion, total reported liabilities of $24.9 billion and total stockholders’ equity of $3.3 billion.

Capital One Bank

      Capital One’s principal subsidiary is Capital One Bank, which we call the Bank. The Bank was incorporated in May 1994 and is a Virginia state-chartered limited-purpose credit card bank that offers credit card products. Capital One’s principal asset is its equity interest in the Bank. As of December 31, 2001, the Bank constituted approximately 74% of Capital One’s managed assets.

      The Bank offers a variety of credit card products, including:

•	Visa and MasterCard brands;

•	Platinum and Gold premium label cards;

•	secured and unsecured standard product cards; and

•	United States and international offerings, with a current focus on the United Kingdom, Canada and France.

2	Mastercard and Visa are registered trademarks of Mastercard International Incorporated and VISA USA, Inc., respectively.

Capital One, F.S.B.

      Capital One also has a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call the Savings Bank. The Savings Bank was established in June 1996 to offer consumer lending products and deposits. The Savings Bank currently offers multiple financial products and services by using Capital One’s IBS and information technology systems.

Information-Based Strategy

      Capital One’s IBS allows it to differentiate among customers based on their credit risk, credit card usage and other characteristics. Its IBS involves:

•	developing sophisticated credit models;

•	enhancing state of the art information systems;

•	recruiting and keeping well-trained personnel to create a flexible working culture; and

•	segmenting potential customer lists based on credit scores, demographics, customer behavioral characteristics and other criteria.

      Capital One uses its IBS to design customized products and solicitations for targeted customer segments. This leads to greater customer response levels and eventually increased revenues within its risk models.

      Capital One applies its IBS to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention. Some examples of Capital One’s use of its IBS in the credit card business include, and are expected to continue to include, various low introductory and intermediate-rate balance transfer products and other customized credit card products. Capital One has expanded its IBS beyond its credit card business and uses it in other financial and non-financial businesses to identify new product opportunities and to make informed investment decisions regarding its existing products. These products and services include selected non-credit card consumer lending products, such as automobile financing and installment lending.

Supervision, Regulation and Other Matters

      The following discussion describes some of the elements of the comprehensive regulatory framework applicable to Capital One and its subsidiaries.

      Capital One Bank. The Bank is a banking corporation chartered under Virginia law and a member of the Federal Reserve System. The Bank’s deposits are insured by the Bank Insurance Fund, or the BIF, of the Federal Deposit Insurance Corporation, or the FDIC. In addition to regulatory requirements imposed as a result of the Bank’s international operations (discussed below), the Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, or the Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System, or the FRB, the Federal Reserve Bank of Richmond and the FDIC. The Bank is not a “bank” under the Bank Holding Company Act of 1956, as amended, or the BHCA, because it:

•	engages only in credit card operations;

•	does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

•	does not accept any savings or time deposits of less than $100,000, other than as permitted as collateral for extensions of credit;

•	maintains only one office that accepts deposits; and

•	does not engage in the business of making commercial loans.

      Due to the Bank’s status as a limited-purpose credit card bank, Capital One’s non-credit card operations must be conducted in other operating subsidiaries of Capital One.

      Capital One, F.S.B. The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision, or the OTS, and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC.

      Capital One Financial Corporation. Capital One is not a bank holding company under the BHCA as a result of its ownership of the Bank because the Bank is not a “bank” as defined under the BHCA. If the Bank failed to meet the credit card bank exemption criteria described above, its status as an insured depository institution would make Capital One subject to the provisions of the BHCA, including certain restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. Becoming a bank holding company under the BHCA would affect Capital One’s ability to engage in certain non-banking businesses. In addition, for purposes of the BHCA, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of the Bank and also engaged in activities not permitted for bank holding companies could be required either to discontinue the impermissible activities or to divest itself of control of the Bank.

      As a result of Capital One’s ownership of a single savings association, the Savings Bank, Capital One is a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, Capital One generally is not restricted under existing laws as to the types of business activities in which it may engage as long as the Savings Bank continues to meet the qualified thrift lender test, or the QTL Test. If Capital One ceased to be a unitary savings and loan holding company as a result of its acquisition of an additional savings institution, as a result of the failure of the Savings Bank to meet the QTL Test or as a result of a change in control of the Savings Bank, the types of activities that Capital One and its non-savings association subsidiaries would be able to engage in would generally be limited to those eligible for bank holding companies.

      Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the Act, certain bank holding companies may engage in an expanded range of activities, including the securities and insurance businesses. To do so, a bank holding company must voluntarily elect to become a new type of company called a “financial holding company.” While these changes are significant in their impact upon the traditional banking, securities and insurance industries, the impact upon Capital One is less significant in light of the fact that Capital One is regulated as a unitary thrift holding company and not as a bank holding company or a financial holding company. As a result, Capital One may engage in both the full range of activities authorized for bank or financial holding companies and additional non-banking activities typically impermissible for such entities. In addition, the Act permits a limited-purpose credit card bank such as the Bank to establish one or more foreign banking subsidiaries that are not subject to the business line limitations credit card banks face in the United States. Therefore, such foreign banking subsidiaries could engage in non-credit card lending and could accept retail deposits overseas.

      While the Act does not impact the permissible range of the Bank’s activities, it does impose some limitations on the future activities of unitary thrift holding companies. Existing unitary thrift holding companies such as Capital One are “grandfathered” with full powers to continue and expand their current activities. Grandfathered unitary thrift holding companies, however, may not be acquired by non-financial companies and maintain their grandfathered powers. In addition, if a grandfathered unitary thrift holding company is acquired by a financial company that does not have such grandfather rights, it may lose its ability to engage in certain non-banking activities otherwise ineligible for bank holding companies or financial holding companies.

      Capital One is also registered as a financial institution holding company under Virginia law and as such is subject to periodic examination by the Bureau of Financial Institutions.

      The Bank has filed applications with the FRB and the Bureau of Financial Institutions seeking to merge the Bank and the Savings Bank. If approved, the Bank would be the surviving institution, and would, concurrently with the merger, convert from a state-chartered limited-purpose credit card bank to a state-chartered savings bank. The resulting institution would retain the name “Capital One Bank,” as well as its membership in the Federal Reserve System. The merger would not change the regulatory status of Capital One, which would remain a grandfathered unitary thrift holding company and would not be subject to the activity limitations applicable to a bank holding company or a financial holding company.

      Capital One’s automobile financing activities fall under the scrutiny of the state agencies having supervisory authority under applicable sales finance laws or consumer finance laws in most states.

      Dividends and Transfers of Funds. Dividends to Capital One from its direct and indirect subsidiaries represent a major source of funds for Capital One to pay dividends on its stock, make payments on its debt securities and meet its other obligations. There are various federal and Virginia law limitations on the extent to which the Bank and the Savings Bank can finance or otherwise supply funds to Capital One through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, FRB, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices. In general, federal banking laws prohibit an insured depository institution, such as the Bank and the Savings Bank, from making dividend distributions if the distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. In addition, the Savings Bank is required to give the OTS at least 30 days’ advance notice of any proposed dividend. Under OTS regulations, other limitations apply to the Savings Bank’s ability to pay dividends, the magnitude of which depends upon the extent to which the Savings Bank meets its regulatory capital requirements. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau of Financial Institutions determines that a limitation would be in the public interest and necessary for the Bank’s safety and soundness.

      Capital Adequacy. The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the FRB and the OTS, respectively. For a further discussion of the capital adequacy guidelines, see Capital One’s Annual Report on Form 10-K and its consolidated financial statements incorporated by reference in this prospectus.

      In January 2001, the Basel Committee on Banking Supervision issued for public comment a proposal to revise significantly the current international capital adequacy accord, the purpose of which is to ensure that banking organizations maintain prudent levels of capital, to make regulatory capital standards more reflective of banking risks, and to provide incentives for organizations to enhance their risk management capabilities. If ultimately adopted, this proposal may require some banks to increase their current capital levels.

      FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides for expanded regulation of banks and savings banks, including expanded federal banking agency examinations, and requires federal bank regulatory authorities to take “prompt corrective action,” or PCA, in respect of insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital ratio levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The capital categories are determined solely for the purposes of applying FDICIA’s PCA provisions, as discussed below, and such capital categories may not constitute an accurate representation of the overall financial condition or prospects of the Bank or the Savings Bank.

      As of December 31, 2001, the Bank and the Savings Bank met the requirements for a “well capitalized” institution. A “well capitalized” classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including the Bank and the Savings Bank.

      Under FDICIA’s PCA system, an insured depository institution in the “undercapitalized category” must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under this guarantee is limited to the lesser of 5.00% of the insured depository institution’s assets at the time it became undercapitalized or the amount needed to comply with the plan. An insured depository institution in the “undercapitalized category” also is subject to limitations in numerous areas, including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the FRB. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution’s primary federal banking agency is authorized to downgrade the institution’s capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its capital, asset quality, management, earnings, liquidity and sensitivity to market risk.

      “Critically undercapitalized” insured depository institutions (which are defined to include institutions that still have a positive net worth) may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt (subject to certain limited exceptions). Thus, in the event an institution became “critically undercapitalized,” it would generally be prohibited from making payments on its subordinated debt securities. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

      FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution’s capital level and supervisory rating.

      The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only “well capitalized” and “adequately capitalized” institutions may accept brokered deposits. “Adequately capitalized” institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and these deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution’s normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution’s normal market area.

      Liability for Commonly-Controlled Institutions. Under the “cross-guarantee” provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, insured depository institutions such as the Bank and the Savings Bank may be liable to the FDIC in respect of any loss or reasonably anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly-controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

      Investment Limitation and the QTL Test. Federally chartered savings banks such as the Savings Bank are subject to certain investment limitations. For example, federal savings banks are not permitted to make consumer loans, such as certain open-end or closed-end loans for personal, family or household purposes, excluding credit card loans, in excess of 35% of the savings bank’s assets. Federal savings banks are also required to meet the QTL Test, which generally requires a savings bank to maintain at least 65% “portfolio assets” (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) property used to conduct business in certain “qualified thrift investments” (residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments, small business-related securities, certain state and federal housing investments, education loans and credit card loans)) on a monthly basis in nine out of every 12 months. Failure to qualify under the QTL Test could subject the Savings Bank to substantial restrictions on its activities, including the activity restrictions that apply generally to bank holding companies and their affiliates and potential loss of grandfathered rights under the Act. As of December 31, 2001, 82% of the Savings Bank’s portfolio assets were held in qualified thrift investments, and the Savings Bank was in compliance with the QTL Test.

      Subprime Lending Guidelines. On January 31, 2001, the federal banking agencies, including the FRB and the OTS, issued “Expanded Guidance for Subprime Lending Programs,” or the Guidelines. The Guidelines, while not constituting a formal regulation, provide guidance to the federal bank examiners regarding the adequacy of capital and loan loss reserves held by insured depository institutions engaged in subprime lending. The Guidelines adopt a broad definition of “subprime” loans which likely covers more than one-third of all consumers in the United States. Because Capital One’s business strategy is to provide credit card products and other consumer loans to a wide range of consumers, a portion of the Bank’s loan assets may be viewed by the examiners as “subprime.” Thus, under the Guidelines, bank examiners could require the Bank or the Savings Bank to hold additional capital (up to one and one-half to three times the minimally required level of capital, as set forth in the Guidelines), or additional loan loss reserves, against such assets. As described above, at December 31, 2001, the Bank and the Savings Bank each met the requirements for a “well-capitalized” institution, and management believes that each institution is holding an appropriate amount of capital or loan loss reserves against higher risk assets. Management also believes the Bank and the Savings Bank have general risk management practices in place that are appropriate in light of their business strategy. Significantly increased capital or loan loss reserve requirements, if imposed, however, could have a material impact on Capital One’s consolidated financial statements.

      Regulation of Lending Activities. The activities of the Bank and the Savings Bank as consumer lenders also are subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers’ and Sailors’ Civil Relief Act, as well as under various state laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order the Bank and the Savings Bank to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state sales finance laws (in the area of Capital One’s automobile financing business) and state debtor relief and collection laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers.

      Privacy. The Act requires a financial institution to disclose its privacy policy to customers and consumers, and requires that such customers and consumers be given a choice (through an opt-out notice) to forbid the sharing of non-public personal information about them with non-affiliated third persons. Capital One has a written privacy policy posted on its web site which it will deliver to each of its customers when the customer relationship begins, and annually thereafter, in compliance with the Act. Under that policy, Capital One, the Bank and the Savings Bank protect the security of information about their customers, educate their employees about the importance of protecting customer privacy, and allow their customers to remove their names from the solicitation lists they use and share with others. Capital One, the Bank and the Savings Bank require business partners with whom they share such information to abide by the redisclosure and reuse provisions of the Act. Capital One, the Bank and the Savings Bank have developed and implemented programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to the Act. With respect to Capital One’s newly acquired subsidiary, PeopleFirst, Inc., Capital One is in the process of migrating PeopleFirst’s privacy policy to be in accordance with Capital One’s. As Capital One’s, the Bank’s and the Savings Bank’s regulators establish further guidelines for addressing customer privacy issues, Capital One and the Bank may need to amend their privacy policies and adapt their internal procedures.

      In addition to adopting federal requirements regarding privacy, the Act also permits individual states to enact stricter laws relating to the use of customer information. Vermont has done so by regulation, and many states, notably California, are expected to consider such proposals which may impose additional requirements or restrictions on Capital One, the Bank and the Savings Bank.

      Investment in Capital One, the Bank and the Savings Bank. Certain acquisitions of Capital One’s, the Bank’s or the Savings Bank’s capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of Capital One’s capital stock in excess of the amount which can be acquired without regulatory approval.

      The Bank and the Savings Bank are each “insured depository institutions” within the meaning of the Change in Bank Control Act. Because of this, federal law and regulations prohibit any person or company from acquiring control of Capital One without, in most cases, prior written approval of the FRB or the OTS, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of Capital One’s voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified “control factors” as set forth in the applicable regulations.

      Although the Bank is not a “bank” within the meaning of Virginia’s reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a “bank” within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions, or the Financial Institution Holding Company Act. The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving prior approval from the Bureau of Financial Institutions.

      International Regulation. The Bank also faces regulation in certain foreign jurisdictions where it currently, and may in the future, operate. Those regulations may be similar to or substantially different from the regulatory requirements the Bank faces in the United States. In the United Kingdom, the Bank operates through the UK Bank, which was established in 2000. The UK Bank is regulated by the Financial Services Authority, or the FSA, and licensed by the Office of Fair Trading, or the OFT. The UK Bank is an “authorized deposit taker” and thus is able to take consumer deposits in the UK. The UK Bank has also been granted a full license by the OFT to issue consumer credit under the UK’s Consumer Credit Act – 1974. The FSA requires the UK Bank to maintain certain capital ratios at all times. In addition, the UK Bank is limited by the UK Companies Act – 1985 in its distribution of dividends to the Bank in that such dividends may only be paid out of the UK Bank’s “distributable profits.”

      In Canada, the Bank operates principally through a recently established branch of the Bank, or the Canadian Branch, which, like the Bank is engaged solely in the issuance of credit cards. Capital One’s installment loan business in Canada is conducted through a separately incorporated finance company subsidiary of Capital One. The Canadian Branch is considered a federally regulated financial institution under the Canadian Bank Act, and is authorized and supervised by the Canadian Office of the Superintendent of Financial Institutions.

      In France, the Bank operates through a branch of the UK Bank that was established under the European Union’s passport authority. This branch issues credit cards and installment loans.

      Interstate Taxation. Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of Capital One’s business in these states and the nature of the legislation passed to date, we currently believe that this development will not materially affect Capital One’s financial condition. The states may also consider legislation to tax income derived from transactions conducted through the Internet. The Bank and the Savings Bank currently solicit accounts and take account information via the Internet. It is unclear at this time, however, whether and in what form any such legislation will be adopted, or if adopted, what its impact on the Bank and the Savings Bank would be.

      Legislation. Legislation has been introduced requiring additional disclosures for credit cards and other types of consumer lending. Such legislation could place additional restrictions on the practices of credit card issuers and consumer lenders generally. Additional proposals have been made to change existing federal bankruptcy laws, to expand the privacy protections afforded to customers of financial institutions, and to reform the federal deposit insurance system. It is unclear at this time whether and in what form any legislation will be adopted or, if adopted, what its impact on the Bank, the Savings Bank or Capital One would be. Congress or individual states may in the future consider other legislation that would materially affect the banking or credit card industries.

USE OF PROCEEDS

      Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our debt securities, equity securities, stock purchase contracts and equity units for general corporate purposes in the ordinary course of our business, including the reduction of short-term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

      We may temporarily invest any funds not required immediately for purposes described above in short-term marketable securities. Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings (in addition to our funding activities in the ordinary course of business) of a character and amount to be determined as the need arises. For current information, look at our current filings with the SEC. See “Where You Can Find More Information.”

FINANCIAL RATIOS

      Capital One’s consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

Earnings to Fixed Charges:
Including Interest on Deposits	1.86	1.95	1.91	2.05	2.02	1.87	1.83
Excluding Interest on Deposits	2.84	2.48	2.48	2.39	2.21	1.99	2.02

Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits	1.86	1.95	1.91	2.05	2.02	1.87	1.83
Excluding Interest on Deposits	2.84	2.48	2.48	2.39	2.21	1.99	2.02

      The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF DEBT SECURITIES

      Capital One may from time to time issue and sell debt securities which will be Capital One’s direct unsecured general obligations. These debt securities are described below and will be senior debt securities or subordinated debt securities and any senior or subordinated debt securities that may be part of an equity unit, all of which are called debt securities. The senior debt securities and the subordinated debt securities will be issued under one or more separate indentures between Capital One and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as trustee, or another indenture trustee named in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and the subordinated indenture are called the indentures, and the senior indenture trustee and the subordinated indenture trustee are called the indenture trustees.

      We have summarized selected provisions of the indentures below. The summary is not complete. A copy of the senior indenture and the form of subordinated indenture have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part and have been qualified as indentures under the Trust Indenture Act. You should read the indentures for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act. In the summary below, we have included references to section numbers so that you can easily locate these provisions. The particular terms of any debt securities Capital One offers will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indentures. For a description of the terms of any series of debt securities, you should also review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision. Capitalized terms used in the summary have the meanings specified in the applicable indenture.

      As of the date of this prospectus, Capital One has issued the following notes under the senior indenture:

•	notes with a maturity date of 2003, an aggregate principal amount of $125,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2006, an aggregate principal amount of $225,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2008, an aggregate principal amount of $200,000,000 and an interest rate of 7 1/8%; and

•	notes with a maturity date of 2007, an aggregate principal amount of $300,000,000 and an interest rate of 8 3/4%.

      As of the date of this prospectus, Capital One has not issued any series of debt securities under the subordinated indenture.

General

      The debt securities will be Capital One’s direct unsecured obligations. The indentures do not significantly limit Capital One’s operations. In particular, they do not:

•	limit the amount of debt securities that Capital One can issue under the indentures;

•	limit the number of series of debt securities that Capital One can issue from time to time;

•	limit or otherwise restrict the total amount of debt that Capital One or its subsidiaries may incur or the amount of other securities that Capital One may issue;

•	require Capital One or an acquiror to repurchase debt securities in the event of a “change in control”; or

•	contain any covenant or other provision that is specifically intended to afford any holder of the debt securities any protection in the event of highly leveraged transactions or similar transactions involving Capital One or its subsidiaries.

      The senior debt securities will rank equally with all of Capital One’s other unsecured unsubordinated indebtedness. The subordinated debt securities will have a junior position to all of Capital One’s senior indebtedness.

      Because Capital One is a holding company, dividends and fees from its subsidiaries are Capital One’s principal source of revenues from which to repay the debt securities. Capital One’s subsidiaries engaged in the banking or credit card business can only pay dividends if they are in compliance with applicable United States federal and state regulatory requirements. Capital One’s right to participate in any asset distribution of any of its subsidiaries, on liquidation, reorganization or otherwise, will rank junior to the rights of all creditors of that subsidiary (except to the extent that Capital One may itself be an unsubordinated creditor of that subsidiary). The rights of holders of debt securities to benefit from those distributions will also be junior to prior claims of the creditors of Capital One’s subsidiaries. Consequently, the debt securities will be effectively subordinated to all liabilities of Capital One’s subsidiaries.

      Because Capital One is a holding company, its right to participate as a stockholder in any distribution of assets of any subsidiary, including the Bank and the Savings Bank, upon its liquidation, reorganization or winding-up, and thus the ability of holders of the debt securities to benefit, as creditors of Capital One, from the distribution, is subject to the prior claims of creditors of the subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which they may pay dividends or otherwise supply funds to Capital One or its affiliates. See “Capital One Financial Corporation— Supervision, Regulation and Other Matters—Dividends and Transfers of Funds.”

Terms

      A prospectus supplement relating to the offering of any series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the offered debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (including the maturity date) on which the principal will be payable and any provisions relating to extending or shortening the date on which the principal and premium, if any, of the debt securities of the series is payable; the interest rate, or method of calculating the interest rate, the date or dates from which interest will accrue and the interest payment dates; the manner of paying principal of and interest on the debt securities; and the place or places where principal, premium and interest will be payable;

•	the detailed terms and provisions of any optional or mandatory redemption provision;

•	any limit upon the currency of the offered debt securities;

•	any changes to the covenants or additional events of default or covenants;

•	any sinking fund or other provisions that would obligate Capital One to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into or exchangeable for Capital One’s common stock or other securities or property and, if so, the terms of the conversion or exchange;

•	the percentage of the principal amount (expressed as a percentage of the aggregate principal amount) or price at which the debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

•	whether and upon what terms debt securities may be defeased (which means that Capital One would be discharged from its obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the debt securities of the series); and

•	any other terms not inconsistent with the provisions of the indentures, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 301)

Form of the Debt Securities

      The indentures provide that Capital One may issue senior and subordinated debt securities, respectively, in registered form, in bearer form or in both registered and bearer form. Unless otherwise indicated in the applicable prospectus supplement, each series of senior and subordinated debt securities will be issued in registered form only, without coupons. Holders of “registered form” securities do not receive a physical certificate but instead are listed on the applicable indenture trustee’s register for the applicable debt securities. (Section 305)

      The senior and subordinated debt securities may also be issued as original issue discount debt securities. “Original issue discount debt securities” are securities sold by Capital One for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount debt securities will be described in the applicable prospectus supplement. (Section 101)

      Unless otherwise indicated in the applicable prospectus supplement, Capital One will issue senior and subordinated debt securities in registered form, without coupons, in denominations of $1,000 or any whole number multiple of $1,000. Capital One will issue senior and subordinated debt securities in bearer form in denominations of $5,000 or any whole number of $5,000. (Section 302) There will be no service charge for any transfer, exchange or conversion of senior and subordinated debt securities, but Capital One or the applicable indenture trustee may require the holder to pay any tax or other governmental charge payable upon a transfer, exchange or conversion.

      If Capital One issues the debt securities in bearer form, the debt securities will have interest coupons attached, unless issued as original issue discount debt securities. “Bearer form” securities are payable to whomever physically holds them from time to time. Debt securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than through offices of certain United States financial institutions located outside the United States. Purchasers of debt securities in bearer form will be subject to certification procedures and may be affected by United States tax law limitations. These procedures and limitations will be described in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

      Unless otherwise described in the applicable prospectus supplement, payments on the debt securities will be made at Capital One’s office or agency maintained for that purpose. We have appointed an agency in New York, New York to make payments on the debt securities; however, we may change our agent from time to time. (Section 1002) Any transfer of the debt securities will be registerable at the same place. In addition, we may choose to pay interest by check mailed to the address in the security register of the person in whose name the debt security is registered at the close of business on the regular record date. (Sections 305 and 307)

      Unless otherwise indicated in the applicable prospectus supplement, payments of principal, premium, if any, and interest on debt securities in bearer form will be made at the office outside the United States specified in the applicable prospectus supplement and as we may designate from time to time. Payment can also be made by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payment on debt securities in bearer form will be made only if the holder surrenders the coupon relating to the interest payment date. We will not make any payments on any debt security in bearer form at any office or agency in the United States, by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, (Section 1002)

Global Debt Securities

      The debt securities of a series may be issued in whole or in part in global form, which means that Capital One will deposit with the depositary identified in the applicable prospectus supplement one or more certificates representing the entire series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to a nominee of the depositary. (Section 305)

      The applicable prospectus supplement will describe the specific terms of the depositary agreement governing a series of global senior or subordinated debt securities and any limitations and restrictions relating to a series of global senior or subordinated debt securities. (Section 305)

Covenants

      Under the indentures, we agree to the following:

•	Except as permitted under “—Consolidation, Merger and Sales of Assets,” we will preserve and keep in full force and effect our corporate existence and the corporate existence of each of our significant subsidiaries, as defined below. We will also preserve and keep in full force and effect our and our significant subsidiaries’ charter rights, statutory rights and franchises. Neither Capital One nor any significant subsidiary will be required to preserve these rights or franchises if Capital One or the significant subsidiary determines it is no longer desirable and that the loss is not disadvantageous in any material respect to the holder. (Section 1007)

•	Each of the indentures contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any of our subsidiaries that constitutes 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the debt securities are outstanding, neither Capital One nor any of its significant subsidiaries will, other than through a securitization of assets:

•	issue stock or securities convertible into stock of a significant subsidiary unless Capital One will own at least 80% of the subsidiary’s voting stock after the issuance; or

•	consolidate with or merge into any other corporation, or convey, transfer or lease its property and assets substantially as an entity to any person other than Capital One or one of its subsidiaries, unless Capital One will own at least 80% of the surviving successor or other person. (Section 1005)

•	Neither Capital One nor its subsidiaries will pledge, encumber or grant a lien on a significant subsidiary’s voting stock to secure indebtedness for borrowed money, unless the debt securities are equally and ratably secured by this pledge, encumbrance or lien, and Capital One would continue to control the subsidiary if the pledge, encumbrance or lien is exercised. (Section 1006)

Subordination of Subordinated Debt Securities

      Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to subordinated debt securities. Section references are to sections of the subordinated indenture.

      Subordinated debt securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. Payments on subordinated debt securities will also be effectively subordinated if:

•	Capital One is involved in insolvency, bankruptcy or similar proceedings; or

•	Capital One fails to pay the principal of, premium, interest or some types of additional payments on or any sinking fund with respect to any Senior Indebtedness when due. (Section 1601)

      Because of this subordination, some of Capital One’s creditors may receive more, ratably, than holders of subordinated debt securities if Capital One is insolvent.

      After all payments have been made to the holders of Senior Indebtedness, any holders of subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness upon any distribution of assets in any proceedings out of the distributive shares of subordinated debt securities. (Sections 1601 and 1602)

      “Senior Indebtedness” means the principal of and premium, if any, and interest, on, whether outstanding now or incurred later, (a) all indebtedness for money borrowed by Capital One, including indebtedness of others that Capital One guarantees, other than the subordinated debt securities and the junior subordinated debt securities and other indebtedness that is expressly stated as not senior, and (b) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing the indebtedness provides that it is not senior in right of payment to the subordinated debt securities.

Consolidation, Merger and Sale of Assets

      Each indenture generally permits a consolidation or merger between Capital One and another corporation. Each also permits the sale by Capital One of all or substantially all of its property or assets. These events do not require the consent of the holders of any outstanding debt securities if:

•	the successor or purchaser is a corporation organized under the laws of the United States of America, any state or the District of Columbia and expressly assumes Capital One’s obligations on the debt securities under each of the indentures;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	Capital One has delivered to the applicable indenture trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

      The successor shall be substituted for Capital One as if it had been an original party to the indentures and the debt securities. Thereafter, the successor may exercise Capital One’s rights and powers under the indentures and the debt securities and all of Capital One’s obligations under those documents will terminate. (Section 802)

Exchange of Debt Securities

      Registered debt securities may be exchanged for an equal principal amount of registered debt securities of the same series and date of maturity in authorized denominations requested by the holders upon surrender of the registered debt securities at an office or agency Capital One maintains for that purpose and upon fulfillment of all other requirements set forth in the indentures. (Section 305)

Conversion and Exchangeability

      The holders of debt securities that are convertible into common stock or other securities will be entitled to convert the debt securities in some circumstances. The terms of any conversion will be described in the applicable prospectus supplement. (Section 1602)

      The holders of debt securities may be obligated to exchange them for common stock or other securities of Capital One in some circumstances. The terms of any exchange will be described in the applicable prospectus supplement. (Section 305)

Events of Default

      The indentures define an event of default for any series of senior or subordinated debt securities as any of the following events, unless otherwise provided in the applicable prospectus supplement:

•	failure to pay the interest or any additional amounts payable on any senior or subordinated debt securities when due and continuance of that default for 30 days (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to pay the principal of or any premium on any senior or subordinated debt securities when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to deposit any sinking fund payment when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to perform any covenant or warranty in the applicable indenture, other than a covenant or warranty applicable only to another series of senior or subordinated debt securities, that continues for 60 days after Capital One is given written notice;

•	any event of default by Capital One, or any of its significant subsidiaries, under any mortgage, indenture or other instrument under which any indebtedness exceeding $10,000,000 becomes due and payable, if the acceleration is not rescinded or annulled within 30 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization of Capital One or any of its significant subsidiaries; or

•	any other event of default included in any indenture or supplemental indenture. (Section 501)

      If an event of default occurs with respect to any series of senior or subordinated debt securities, the applicable indenture trustee will give the holders of those debt securities notice of the default under the terms of the applicable indenture. (Section 501)

      If an event of default with respect to any series of senior or subordinated debt securities occurs and continues, either the applicable indenture trustee or the holders of at least 25% of the aggregate principal amount of the outstanding senior or subordinated debt securities of that series may declare the principal amount or, if the senior or subordinated debt securities of that series are original issue discount debt securities, a specified portion of the principal amount of all the senior or subordinated debt securities of that series to be due and payable immediately. (Section 502)

      Payment of the principal of subordinated debt securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. Subordinated debt securities cannot be accelerated if Capital One defaults in its performance of any other covenant, including payment of principal or interest. Any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the majority holders may, under certain circumstances, void the declaration. “Majority holders” are the holders of a majority of the aggregate principal amount of outstanding senior or subordinated debt securities of that series. (Section 502)

      Other than its duties in the case of a default, the applicable indenture trustee is not obligated to exercise any of its rights or powers under any senior or subordinated indenture at the request or direction of any of the holders, unless those holders offer the applicable indenture trustee reasonable indemnity. (Section 601) If the holders provide this reasonable indemnification, the majority holders may direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or exercising any trust or power conferred on the applicable indenture trustee, for the senior or subordinated debt securities of that series. (Section 512)

      A holder does not have the right to institute a proceeding, appoint a receiver or a trustee, or commence any other remedy, unless:

•	the holder gives the applicable indenture trustee written notice of a continuing event of default;

•	the majority holders have made written request, and offered reasonable indemnity, to the applicable indenture trustee to institute the proceeding as trustee; and

•	the applicable indenture trustee has not received an inconsistent request from the majority holders and has failed to institute a proceeding within 60 days. (Section 507)

      However, these limitations do not apply to a suit for the enforcement of payment or conversion rights instituted on or after the respective due dates of the senior and subordinated debt securities. (Section 508)

Waivers

      The holders of at least 50% of the aggregate principal amount of the outstanding senior and subordinated debt securities of each series may, on behalf of all holders of that series, waive Capital One’s compliance with certain restrictive provisions of the applicable indenture. They may also waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 513 and 1008)

Amendments

      Unless provided otherwise in the applicable prospectus supplement, Capital One and the applicable trustee may modify and amend an indenture with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding senior and subordinated debt securities of each series issued under the applicable indenture and affected by the modification or amendment. However, no modification or amendment may, without the consent of each holder of debt securities affected by the modification or amendment:

•	change the stated maturity of any debt security;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any debt security, including, in the case of an original issue discount senior or subordinated debt security, the amount payable upon acceleration of the maturity of that debt security;

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of those debt securities;

•	reduce the percentage in principal amount of outstanding debt securities of any series; or

•	adversely affect the right of any holder of convertible debt securities or exchangeable senior or subordinated debt securities to convert or exchange. (Section 902)

      Except as otherwise provided in the applicable prospectus supplement, Capital One and the applicable indenture trustee may modify and amend an indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to Capital One;

•	to add to the covenants of Capital One for the benefit of the holders of all or any series of debt securities;

•	to add events of default;

•	to add or change any provisions of the applicable indenture to facilitate the issuance of bearer debt securities;

•	to change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•	to cure any ambiguity, defect or inconsistency in the applicable indenture, provided the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to supplement any of the provisions of the applicable indenture if necessary to permit or facilitate the defeasance and discharge of any series of debt securities, as long as the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to secure the debt securities; and

•	to amend or supplement any provision of the applicable indenture or any supplemental indenture, provided that the amendment or supplement does not materially adversely affect the interests of the holders of outstanding debt securities. (Section 901)

Legal Defeasance and Covenant Defeasance

      If the applicable prospectus supplement provides for defeasance, Capital One may elect to pay and discharge its obligations on the applicable debt securities if:

•	no event of default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of the satisfaction and discharge;

•	Capital One deposits with the applicable indenture trustee sufficient cash or government securities to pay all the principal, any premium and any other sums due through the stated maturity or redemption date of the applicable debt securities of the series;

•	Capital One pays all other sums due with respect to the outstanding debt securities of the series;

•	Capital One delivers an opinion of counsel to the effect that the holders will have no federal income tax consequences as a result of the deposit or defeasance; and

•	Capital One delivers a certificate of its independent public accountants as required by the applicable indenture. (Section 402)

      If this happens, the holders of the applicable debt securities of the series will not be entitled to the benefits of the applicable indenture, except for the registration of transfer or exchange of applicable debt securities and the replacement of stolen, lost or mutilated debt securities. (Section 306)

Determining the Outstanding Debt Securities

      Capital One will consider the following factors in determining whether the holders of the requisite principal amount of outstanding debt securities have given the proper notice under the applicable indenture:

•	the portion of the principal amount of an original issue discount debt security that will be deemed to be outstanding will be the portion of the principal amount that would be declared to be due and payable on that date;

•	the principal amount of any indexed security will be the principal face amount of the indexed security determined on the date of its original issuance;

•	the principal amount of any debt security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale; and

•	any debt security owned by Capital One or any other obligor, or any of their affiliates, will be treated as not outstanding. (Section 101)

Governing Law

      The indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Indenture Trustees

      In the normal course of business, Capital One and its subsidiaries conduct banking transactions with the indenture trustees, and the indenture trustees conduct banking transactions with Capital One and its subsidiaries.

DESCRIPTION OF PREFERRED STOCK

      The following description summarizes the general terms and provisions of Capital One’s authorized preferred stock. If Capital One offers preferred stock, it will describe the specific designations and rights of this stock in a prospectus supplement and will file the description with the SEC. Terms which could be included in a prospectus supplement include:

•	the designation of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•	the dividend rate, or its method of calculation, and the dates on which dividends will be payable;

•	whether the dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will commence to cumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	whether Capital One has elected to offer depositary shares, as described below;

•	the terms and conditions, if any, upon which the preferred stock will be convertible into common stock or other securities; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

      Preferred stock will have the dividend, liquidation, and voting rights described below, unless otherwise provided in the applicable prospectus supplement. You should read the prospectus supplement relating to any series of preferred stock for the series’ specific terms.

General

      Capital One’s Restated Certificate of Incorporation authorizes its Board of Directors, or the Board, to issue one or more series of preferred stock, par value $.01 per share, without the approval of Capital One’s stockholders. The Board can also determine the terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of any preferred stock. Currently, 50,000,000 shares are classified as preferred stock under Capital One’s Restated Certificate of Incorporation and no shares of preferred stock are outstanding. Capital One has designated 1,000,000 shares of the preferred stock as cumulative participating junior preferred stock, which may be issued upon the exercise and conversion of certain “Rights,” as defined below, which are attached to each share of its common stock. Before issuing a series of preferred stock, the Board will adopt resolutions creating and designating the series of preferred stock.

      The preferred stock will, when issued, be fully paid and non-assessable and have no preemptive rights. Unless otherwise specified in a prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of the preferred stock. You should read the applicable prospectus supplement relating to any series of preferred stock for that series’ specific terms.

Dividend Rights

      Holders of preferred stock will receive, when, as and if declared by the Board, dividends at rates and on the dates described in the applicable prospectus supplement. Each dividend will be payable to the holders of record as they appear on the stock record books of Capital One or, if applicable, the records of the depositary referred to under “—Depositary Shares,” on the record dates fixed by the Board or its committee. Dividends on any series of preferred stock may be cumulative or non-cumulative. Capital One’s ability to pay dividends on the preferred stock depends on the ability of the Bank and the Savings Bank to pay dividends to Capital One. The ability of Capital One, the Bank and the Savings Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the FRB. See “Capital One Financial Corporation— Supervision, Regulation and Other Matters.”

      Capital One will not declare or pay or set apart funds for the payment of dividends on any securities which rank equally with the preferred stock unless Capital One has paid or set apart funds for the payment of dividends on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with any equally ranked securities.

Voting Rights

      Unless indicated in the applicable prospectus supplement relating to a particular series of preferred stock or expressly required by law, the holders of the preferred stock will not have any voting rights.

Rights upon Liquidation

      If Capital One liquidates, dissolves or winds up its affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions. These will be in the amounts set forth in the applicable prospectus supplement, plus accrued and unpaid dividends and, if the series of the preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If Capital One does not pay in full all amounts payable on any series of preferred stock, the holders of the preferred stock will share proportionately with any equally ranked securities in any distribution of Capital One’s assets. After the holders of any series of preferred stock are paid in full, they will not have any further claim to any of Capital One’s remaining assets.

      Because Capital One is a holding company, the rights of its stockholders to participate in the assets of any subsidiary, including the Bank, upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Capital One may itself be a creditor with recognized claims against the subsidiary.

Redemption

      A series of preferred stock may be redeemable, in whole or in part, at the option of Capital One or the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms included in any applicable prospectus supplement.

      In the event of partial redemptions of preferred stock, the Board or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method the Board or its committee determines to be equitable.

      On and after a redemption date, unless Capital One defaults in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock which were called for redemption. In addition, all rights of holders of the preferred shares will terminate except for the right to receive the redemption price.

Conversion

      The applicable prospectus supplement for any series of preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into Capital One’s common stock or other securities, including:

•	the number of shares of common stock or other securities into which the shares of preferred stock are convertible;

•	the conversion price or manner of calculation;

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or Capital One, if applicable;

•	any events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the series of preferred stock.

Depositary Shares

      Capital One may, at its option, elect to offer fractional shares of preferred stock, or “depositary shares,” rather than full shares of preferred stock. In that event, Capital One will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

      The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Capital One and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC.

DESCRIPTION OF COMMON STOCK

      Capital One is authorized to issue 1,000,000,000 shares of common stock, par value $.01 per share. As of December 31, 2001, 217,656,985 shares were issued and outstanding. The common stock is traded on the New York Stock Exchange under the symbol “COF.” All outstanding shares of common stock are and will be fully paid and non-assessable.

      The following summary is not complete and you should refer to the applicable provisions of the Delaware General Corporation Law and Capital One’s Restated Certificate of Incorporation and Bylaws for additional information. See “Where You Can Find More Information.”

Voting and Other Rights

      Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. A majority vote is required for all actions to be taken by stockholders, except that directors are elected by a plurality of the votes cast. Stockholders do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares voting in an election of directors can elect all of the directors. Shares of common stock also do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distribution

      Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Dividends must be declared by the Board out of legally available funds. If Capital One liquidates, dissolves or winds up its affairs, common stockholders are entitled to share proportionately in the assets available for distribution to holders of common stock.

Anti-Takeover Legislation

      Capital One is a Delaware corporation and is governed by Section 203 of the Delaware General Corporation Law. This provision generally states that, subject to some exceptions, a corporation cannot engage in any business combination with any “interested stockholder” for three years after the time that the stockholder became an interested stockholder unless the corporation’s stockholders approve the business combination. Delaware law defines an interested stockholder to include any person, and its affiliates and associates, that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years prior to the relevant date.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to enter into some business combinations and transactions with a corporation for a three-year period. Although stockholders may elect to exclude a corporation from Section 203’s restrictions, Capital One’s Restated Certificate of Incorporation and Bylaws do not exclude Capital One from Section 203’s restrictions. The provisions of Section 203 may encourage companies interested in acquiring Capital One to negotiate in advance with the Board, since Section 203 permits the Board, without stockholder approval, to approve a business combination with an interested stockholder or the transaction which causes a person to become an interested stockholder. Business combinations are discussed more fully below.

Capital One’s Certificate of Incorporation and Bylaw Provisions

      Certain provisions in Capital One’s Restated Certificate of Incorporation and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board but which might be favored by the stockholders. The Restated Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, and certain provisions are summarized below.

      Classified Board of Directors. Capital One’s Board, other than directors elected by any series of preferred stock, is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a three-year term. Some practical effects of these classification provisions are the following:

•	It will take at least two annual meetings of stockholders, instead of one, to elect a majority of the Board. This delay ensures that Capital One’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal and any available alternatives before they act in what they believe to be the best interests of the stockholders. However, even if a change in the composition of the Board would be beneficial to Capital One and its stockholders, it will take at least two annual meetings of stockholders to make this change.

•	A classified Board may discourage third-party proxy contests, tender offers or attempts to obtain control of Capital One. This will happen even if an attempt might be beneficial to Capital One and its stockholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

•	A classified Board discourages accumulations of large blocks of Capital One’s stock by purchasers whose objective is to take control of the Board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Stockholders therefore might not have opportunities to sell their shares of common stock at the higher market price that an accumulation of stock could create.

      Number of Directors; Removal; Filling Vacancies. Generally speaking, Capital One’s Board must consist of between three and seventeen directors and vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum remains in office. Therefore, unless the Bylaws are amended, the Board could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with the stockholder’s own nominees.

      Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. Capital One’s Restated Certificate of Incorporation and Bylaws provide that, subject to the rights of holders of preferred stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors.

      No Stockholder Action by Written Consent; Special Meetings. Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Under circumstances described in the Bylaws, special meetings of stockholders can be called by the Chairman of the Board or by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, any special meeting of stockholders is limited to the business in the notice of the special meeting sent to the stockholders before the meeting.

      The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until Capital One’s next annual meeting. This would prevent the holders of Capital One’s stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders.

      Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Only people who are nominated by, or at the direction of, the Board, or by a stockholder who has given proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the Board or a stockholder who has given proper notice. A stockholder’s notice to Capital One proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. You should refer to Capital One’s Bylaws for more information, including the process and timing requirements for a stockholder notice.

      Some of the effects of the provisions described above and in the Bylaws include:

•	the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about the qualifications;

•	there will be an orderly procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

•	contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

      Business Combinations. Certain mergers, share exchanges or sales of Capital One’s assets with or to interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 75% of the voting stock of Capital One, voting together as a single class. Capital One’s Restated Certificate of Incorporation requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of uninterested, continuing directors. Second, it is not required if certain price and procedure requirements designed to ensure that Capital One’s stockholders receive a “fair price” for their common stock are satisfied. Capital One’s Restated Certificate of Incorporation defines an interested stockholder as any person, other than Capital One or any subsidiary of Capital One, who or which:

•	beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock;

•	is an affiliate of Capital One and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, 5% or more of the voting power of the then outstanding voting stock; or

•	owns any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if the transfer of ownership occurred in the course of a non-public transaction or series of transactions.

      Liability of Directors; Indemnification. A director generally will not be personally liable for monetary damages to Capital One or its stockholders for breach of fiduciary duty as a director. A director may be held liable, however, for the following:

•	any breach of the director’s duty of loyalty to Capital One or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	paying a dividend or approving a stock repurchase in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

      Capital One indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. Capital One may agree with any person to provide an indemnification greater than or different from the indemnification provided by the Restated Certificate of Incorporation.

      Amendments. The Restated Certificate of Incorporation and Bylaws generally may be amended by a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended by an 80% vote of the stockholders. This 80% approval requirement prevents a stockholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board.

Rights to Purchase Certain Preferred Shares

      Each share of Capital One’s common stock includes an attached “Right.” The Right entitles a holder of common stock to purchase from Capital One one three-hundredth of a share of Capital One’s cumulative participating junior preferred stock, or the Junior Preferred Shares, at a price of $200 per one three-hundredth of a share, subject to adjustment. Capital One has initially authorized and reserved 1,000,000 Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares’ dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share that can be purchased on exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of Capital One’s outstanding common stock or a tender offer or exchange offer is announced for Capital One’s common stock. The Rights expire on November 29, 2005, unless earlier redeemed by Capital One at $0.01 per Right. Capital One may only redeem the Rights prior to the time that any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights as a stockholder of Capital One.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Capital One on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board, since Capital One may redeem the Rights prior to the time that a person or group acquires 15% of the outstanding common stock.

Dividend Reinvestment Plan

      In January 1996, Capital One implemented a dividend reinvestment and stock purchase plan. The plan provides stockholders with the opportunity to purchase additional shares of Capital One’s common stock by reinvesting all or a portion of their dividends on shares of common stock. It also provides existing stockholders with the option to make cash investments monthly, subject to a minimum monthly limit of $50 and a maximum monthly limit of $5,000. Optional cash investments in excess of $5,000 may be made with Capital One’s permission at a discount which will be from 0% to 3%. Capital One uses proceeds from this plan for general corporate purposes.

Transfer Agent

      The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

      The applicable prospectus supplement will describe the particular terms of the stock purchase contracts or equity units offered by that prospectus supplement. If Capital One issues any stock purchase contracts or equity units, it will file the form of stock purchase contract and equity unit as exhibits to the registration statement of which this prospectus forms a part and you should read these documents for provisions that may be important to you.

      Capital One may issue stock purchase contracts, including contracts obligating holders to purchase from Capital One, and obligating Capital One to sell to the holders, a specified number of shares of Capital One common stock or other securities at a future date or dates. Capital One may fix the price and number of shares of common stock or other securities subject to the stock purchase contracts at the time Capital One issues the stock purchase contracts or it may provide that the price and number of securities will be determined pursuant to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior or subordinated debt securities or debt obligations of third parties, including U.S. treasury securities, that secure the obligations of the holders of the units to purchase the common stock or other securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Capital One to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

PLAN OF DISTRIBUTION

      The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

      Capital One may sell the securities directly to purchasers from time to time. Alternatively, it may from time to time offer the securities to or though underwriters, broker/dealers or agents otherwise indicated in the prospectus supplement acting on a best efforts basis for the period of appointment, who may receive compensation in the form of underwriting discounts, concessions or commissions from Capital One or the purchasers of such securities for whom they may act as agents.

      Each prospectus supplement will set forth the terms of the offering of the securities being offered thereby, including the name or names of any underwriters or agents with whom Capital One has entered into arrangements for the sale of the securities, the public offering or purchase price of those securities, the proceeds to Capital One from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers, any commissions allowed or paid to agents, and the name of any securities exchange on which those securities may be listed. Only underwriters so named in the applicable prospectus supplement are deemed to be “underwriters” within the meaning of the Securities Act in connection with the securities offered thereby, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by those underwriters may be deemed to be underwriting discounts and commissions under the Securities Act.

      The obligations of the underwriters to purchase those securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities of the series offered by Capital One and described in the applicable prospectus supplement if they purchase any of those securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for either Capital One. Any remarketing firm will be identified and the terms of its agreement, if any, with Capital One and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

      If indicated in the applicable prospectus supplement, Capital One may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by Capital One. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under the laws of the purchaser’s jurisdiction. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

      If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

      Underwriters and agents who participate in the distribution of the securities may be entitled under agreements with Capital One to indemnification by Capital One against certain civil liabilities, including liabilities under the Securities Act, or to contribution in connection with payments which the agents or underwriters may be required to make in respect thereof. Some of any agents and underwriters, including their associates, may be customers of, engage in transactions with, or perform services for, Capital One and its subsidiaries in the ordinary course of business.

      Unless indicated in the applicable prospectus supplement, Capital One does not expect to list the securities on a securities exchange, except for the common stock, which is listed on the New York Stock Exchange. Capital One will not require underwriters or dealers to make a market in the securities. Capital One cannot predict the activity or liquidity of any trading in the securities.

CERTAIN LEGAL MATTERS

      Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon by John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary. As of January 15, 2002, Mr. Finneran owned 27,051 shares of Capital One’s common stock and held vested options to purchase 119,652 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan and unvested options to purchase 535,293 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited Capital One’s consolidated financial statements incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Capital One’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

13,000,000 Upper DECSSM

Capital One Financial Corporation

6.25% Upper DECSSM

PROSPECTUS SUPPLEMENT

April 17, 2002

Salomon Smith Barney

Credit Suisse First Boston
Banc of America Securities LLC
Lehman Brothers
JPMorgan

SM Service mark of Salomon Smith Barney Inc.